  As filed with the Securities and Exchange Commission on September 3, 2014

Registration No. 333-193143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT No. 4
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ROYAL BAKERY HOLDINGS, INC.
(Name of Issuer in Its Charter)

Delaware
(State or other jurisdiction of incorporation)
5812		45-2509555
(Primary Standard Industrial Classification Code Number)		(IRS Employer Identification No.)

Royal Bakery Holdings, Inc. 405 Old County Rd. Belmont, CA 94002 (650) 530-0368

(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paracorp Inc.
2804 Gateway Oaks Drive Suite 200
Sacramento, CA 95833
(800) 533-7272

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
William S. Rosenstadt
Sanders Ortoli Vaughn-Flam Rosenstadt LLP
501 Madison Avenue – 14th Floor
New York, NY 10022
Telephone: 212-588-0022
Fax: 212-826-9307

As soon as practicable after this registration statement becomes effective.
Approximate date of commencement of proposed sale to the public

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price Per Security (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)

Common stock, par value $0.0001	1,366,333 shares	$1.00	$1,366,333	$186.37
Total	1,366,333 shares	$1.00	$1,366,333	$186.37

(1)	Pursuant to Rule 416, there are also being registered such additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(3)	The registration fee of $186.37 was paid on or prior to the date of the filing on the registration statement on Form S-1 through this Form S-1/A amendment.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this Prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED SEPTEMBER 3, 2014

ROYAL BAKERY HOLDINGS, INC.
1,366,333 shares of common stock

This Prospectus relates to an offering of 1,366,333 shares of common stock that is being made by certain of our shareholders. Throughout this Prospectus, we refer to the shares of common stock as the Shares or the Securities.

Our common stock is not traded on any public market and, although we intend to apply to have our common stock quoted on the Over-the-Counter Bulletin Board (through a broker/dealer), we may not be successful in such efforts, and our common stock may never trade in any public market.

The offering price for these securities has been set at $1.00 per common share until our securities are quoted on the OTC Bulletin Board, if they are ever listed.  Subsequent to the quotation of our securities, the shares may be sold at prevailing market prices or at privately negotiated prices pursuant to the Plan of Distribution. There is no guarantee that we will secure a quotation symbol or that there will be a liquid market for our shares.

The selling security holders will receive all proceeds from the sale of the shares of our common stock in this offering. We will not receive any proceeds from the sale of the common stock offered through this Prospectus by the selling security holders. We have agreed to bear all expenses, other than transfer taxes of registration, incurred in connection with this offering, but all commission, selling and other expenses incurred by the selling security holders to underwriters, agents, brokers and dealers will be borne by them. There is no minimum amount of securities that may be sold. There are no underwriting commissions involved in this offering. Selling security holders will pay no offering expenses.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

Investing in the Securities involves a high degree of risk. See "Risk Factors" beginning on page 4 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or determined whether this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is [__________], 2014.

TABLE OF CONTENTS

Offers to sell, and offers to buy, the Shares are being made only in jurisdictions where offers and sales are permitted.

In making a decision whether or not to buy any of the Shares offered by this Prospectus, you should rely only on the information contained in the Prospectus. We have not authorized anyone to provide you with information different from that which is contained in the Prospectus. While the prospectus will be updated to the extent required by law, you should assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate only on the date set forth on the front of the document.

In this Prospectus, unless the context indicates otherwise, the terms "Royal Bakery", "we", "us" and "our" refer to Royal Bakery Holdings, Inc.

For investors outside the United States: Neither we nor, to our knowledge, any other person has done anything that would permit this offering or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this Prospectus.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this Prospectus. This summary does not contain all the information you should consider before investing in the Shares. Before making any investment decision, you should read the entire Prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

Royal Bakery and its Business

Royal Bakery Holdings, Inc. (“we”, “us”, “Royal Bakery”, or the “Company”) is a bakery and café franchisor and wholesaler of bakery and bistro products. We were incorporated in the State of Delaware on June 7, 2011. We incorporated a wholly owned California subsidiary corporation, Royal Bakery Sourcing and Trading Corp. (“RBSTC”), on August 20, 2013, as the operating company. Both Royal Bakery and RBSTC are currently located and operated at 405 Old County Road, Belmont, California. We earned $21,811 and $-0- revenues for the years ended December 31, 2013 and 2012, respectively, incurred net losses of $120,433 and $85,006 for the years ended December 31, 2013 and 2012, respectively, and had a cumulative deficit during the development stage of $220,493 at December 31, 2013. We earned $164,887 revenues, incurred net losses of $114,792 for the six months ended June 30, 2014, and had a cumulative deficit during the development stage of $335,285 at June 30, 2014. There are uncertain conditions we face relative to our ability to obtain capital, generate revenue, and generate profits and cash flows from operations. As a result of these conditions, our independent registered public accountants have raised substantial doubt about our ability to continue as a going concern. As of July 31, 2014, we had approximately, $70,690 of cash on hand. As we currently use approximately $20,000 more to operate our business than we derive in revenue monthly, this means that we will use all of our cash on hand in approximately four months unless we are able to decrease our expenses, increase our revenue or obtain additional debt or equity investments.

Our franchisor business focuses on franchising bakeries and cafes serving Hong Kong style cuisine under the OVO brand.  Since Royal Bakery was incorporated in 2011, we have spent $32,325 on applying for and obtaining a franchise registration in California.  On October 3, 2012, we signed a sub-franchisor agreement with Egg Tart Café United Holdings, LLC (“Egg Tart Café”), a Delaware limited liability company that beneficially owns about 18% of our common stock. The Sub-Franchisor Agreement, which has a term of ten years, grants Egg Tart Café an exclusive license to franchise bakeries and cafes under the OVO brand in North America and South America in exchange for payments totaling $50,000, a monthly royalty equal to thirty percent of all royalty proceeds Sub-franchisor receives from its unit franchises and one-time sub-franchise sign up fees ranging from $5,000 to $14,500, depending on the type of OVO brand business sub-franchised.  We do not receive any sub-franchisee sign up fees until the aggregate of such fees exceeds the $50,000 sub-franchisor fee received from Egg Tart Café. In January 2014, the first OVO branded food truck was opened as an Egg Tart Café’s sub-franchisee. In February 2014, the first OVO branded restaurant was opened as the Egg Tart Café’s sub-franchisee. As a result of these two openings, the $20,000 franchise fee that had been received from Egg Tart Café in connection with the sub-franchise agreement and that we had previously deemed to be “unearned income” is now deemed to be earned income as well as the $30,000 which is to be received over the next two years, for a total of $50,000 to be recorded as income in January 2014.

We have spent $55,333 to bring experienced Hong Kong Style cuisine chefs from Hong Kong to advise and share their recipes with Egg Tart Café, our sub-franchisor and the parent company of our food supplier, so that Egg Tart Cafe can develop and provide Hong Kong style cuisine food to our brand specifications.

We also generate revenues through the resale of the bakery and bistro products through RBSTC. We buy these products from Majestic Productions of Peninsula LLC, (“Majestic Production”), a food producer located in Belmont, California. Majestic Production is wholly-owned by Egg Tart Café. Majestic Production produces the food products under the direct supervision of Egg Tart Café.  On September 1, 2013, we entered into a non-binding agreement with Majestic Production under which we agree to buy and Majestic Production agrees to sell us products at a 5% discount off the regular sales price at which Majestic Production would sell to other third parties. In the year ended December 31, 2013, we generated $21,811 of revenue through the resale of the bakery and bistro products, the cost of which was $23,229, of which $20,786 was purchased from Majestic Production. During the six months ended June 30, 2014, we generated $111,276 of revenue through the resale of the bakery and bistro products. We purchased these products from our affiliate Majestic Production at a cost $88,396 and from other unaffiliated vendors at a cost of $15,213.

Potential Conflicts of Interest

We have entered into agreements with different affiliates.  We have no agreements or arrangements under which any conflict of interest arising between us and our affiliates will be resolved in the favor of one party or the other.  Nevertheless, those members of management and shareholders who influence our affiliates could resolve any such conflicts or influence the terms of our arrangements and contracts in a way that favors their other interests at our expense.  The agreements where conflicts of interest could arise involve :

●
Egg Tart Café. We entered into a sub-franchisor agreement with Egg Tart Café, which owns about 18% of our common stock. As of July 31, 2014, there were 16 members of Egg Tart Café. George Ma and Alvin Li are two of the four (4) managing members of Egg Tart Cafe. Alvin Li is the husband of Winnie Sze Wing Cheung. Winnie Sze Wing Cheung is one of the three members of the Board of our Company and is also the Chief Financial Officer of the Company. Alvin Li owns an 11.3% interest of Egg Tart Café. At this time, George Ma has directly invested in our Company. George Ma owns 1% of our Company.

●
Majestic Production. Majestic Production is a wholly-owned subsidiary of Egg Tart Café. We have entered into a contract with Majestic Production, to produce and provide the foods, beverages and pastries to Egg Tart Café’s sub-franchisees and affiliates and for resale to third parties. The above mentioned members of management and shareholders could influence the terms of our arrangements and contracts with Egg Tart Café and Majestic Production in a way that favors their interests at our expense.

●
Hongry Kong.  In the year ended December 31, 2013 and as of December 31, 2013, we had sales of food products of $21,811 at a 6.1% markdown to the cost of such food products to, and a receivable of $532 for, Aw2gether LLC (d/b/a Hongry Kong), which is majority-owned by Nikki Ma, our Secretary, COO and a Director.  In the six months ended June 30, 2014 and as of June 30, 2014, we had sales of food products of $29,357 at a 5.0% markup to the cost of such food products, and a receivable of $8,048 for, Hongry Kong.  We intend to continue selling food products to Hongry Kong.

●
Eunik Investment. We engaged Eunik Investment, an entity that is majority-owned by Nikki Ma, our Secretary, COO and a Director, to provide consultant services of $30,000 during the year ended December 31, 2012 and had a payable of $9,000 to this entity as of December 31, 2012.  The Company does not currently have a consultancy arrangement with Eunik Investment.

●
Ovo Café, Inc. entered into an agreement with our sub-franchisor, Egg Tart Café, to open its own Ovo food truck which was subsequently opened in mid January 2014.  Ovo Café, Inc. entered into another agreement with our sub-franchisor to open an OVO restaurant which was subsequently opened in February 2014. Both agreements were signed by Ms. Winnie Sze Wing Cheung on behalf of Ovo Café, Inc.  Ovo Café, Inc. is 9.4% owned by Winnie Sze Wing Cheung, one of our directors and our Chief Financial Officer, 9.4% by Tommy Cheung, one of our directors and our Chief Executive Officer, and 18.8% owned by Yam Ming Chong and Yue Kwan Chong, two individual major shareholders of the Company. In the six months ended June 30, 2014 and as of June 30, 2014, we had sales of food products of $81,918 at a 8.2% markup to the cost of such food products, and a receivable of $39,926 for, Ovo Café, Inc.

●
1186 Limited. We entered a consulting agreement with 1186 Limited, a Hong Kong entity that is owned by Yam Ming Chong and Yue Kwan Chong, on March 18, 2014. 1186 Limited will advise the Company on operating a Hong Kong style food and beverage business whenever the Company requests such services in exchange for a fee of $100 per hour (with a minimum of 8 hours per training session). This agreement terminates on December 31, 2015. Yam Ming Chong and Yue Kwan Chong together own 36.7% of the Company’s common stock. Yam Ming Chong and Yue Kwan Chong are father and son.

Management

We have three officers. Tommy Yu Yan Cheung, is our Chief Executive Officer and the Chairman of our Board of Directors. Mr. Cheung has been in the food and beverage industry for over 30 years and is currently a member of the Legislative Council of Hong Kong representing the catering industry in functional constituencies seats. Mr. Cheung currently intends to dedicate approximately 10 hours a week to our business. Ms. Winnie Sze Wing Cheung is our Chief Financial Officer. Ms. Cheung graduated at the University of South Australia majoring in Business Computing. Ms. Cheung holds several directorships in several private companies in the United States, Hong Kong, and China engaged primarily in production and marketing. Ms. Cheung currently intends to dedicate approximately 15 hours a week to our business. Ms. Nikki Ma is our Secretary. Ms. Ma holds a Bachelor's Degree in Marketing from San Francisco State University. In January 2012, Ms. Ma started Aw2gether LLC, specializing in the mobile food catering industry. Ms. Ma currently intends to dedicate approximately 35 hours a week to our business. Both Mr. Tommy Yu Yan Cheung and Ms. Winnie Sze Wing Cheung currently reside in Hong Kong. They telecommunicate with Ms. Nikki Ma on a weekly basis.

Risk Factors

There are numerous risks and uncertainties involved with our Company and an investment in our Company. See "Risk Factors" beginning on page 4 of this Prospectus.

The Offering

Shares offered:	1,366,333

Common stock:	There are 14,383,000 shares of common stock outstanding at the time of this offering

Risk factors:	The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” below.

Use of proceeds:	We are not selling any shares of the common stock covered by this prospectus, and, as a result, will not receive any proceeds from this offering.

Summary of Financial Data

The summarized consolidated financial data presented below is derived from and should be read in conjunction with:

●	our unaudited consolidated financial statements for the six-month periods ended June 30, 2014 and 2013,

●	our audited consolidated financial statements for the years ended December 31, 2013 and 2012, and

●
the notes to those consolidated financial statements which are included elsewhere in this prospectus along with the section entitled “Management's Discussion and Analysis of Financial Condition and Results of Operations”.

	For the six-month period ended June 30, 2014 (Unaudited)	For the six-month period ended June 30, 2013 (Unaudited)	For the year ended December 31, 2013	For the year ended December 31, 2012
Revenues, related parties	$164,887	$-	$21,811	$-
Net loss	$(114,792)	$(19,708)	$(120,433)	$(85,006)
Net loss per share – basic and diluted	$(0.01)	$(0.00)	$(0.01)	$(0.01)

	As at June 30, 2014 (Unaudited)	As at December 31, 2013	As at December 31, 2012
Working Capital	$134,090	$265,986	$72,440
Total Assets	$221,768	$346,515	$95,886
Total Shareholders’ Equity	$162,815	$277,607	$72,440
Deficit Accumulated During Development Stage	$(335,285)	$(220,493)	$(100,060)

Our consolidated financial statements have been prepared assuming that we will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  As of July 31, 2014, we had approximately, $70,690 of cash on hand.  As we currently use approximately $20,000 more to operate our business than we derive in revenue monthly, this means that we will use all of our cash on hand in approximately four months unless we are able to decrease our expenses, increase our revenue or obtain additional debt or equity investments.

RISK FACTORS

An investment in the Shares offered by this Prospectus involves a substantial risk of loss. Before you invest, you should carefully consider the risks and uncertainties described below and the other information in this Prospectus. If any of the following risks materialize, our business, operating results and financial condition could be harmed and the value of our common stock could decline. This means that you could lose all or part of your investment.

Risks Relating to Our Business

We and our sub-franchisor have limited operating histories, which makes it difficult to predict future prospects and financial performance.

Although members of management of the Company have experience in the food industry, our Company has no track record upon which to rely in the establishment of the franchises. Our business plan is speculative and mostly unimplemented. We may never succeed in implementing our business plan. Part of our business plan involves signing up sub-franchising restaurants by Egg Tart Café, our sub-franchisor, an entity that is also lacking in institutional experience.  We entered into a sub-franchisor agreement with Egg Tart Café on October 3, 2012 after being approved by the California Department of Corporations on September 12, 2012 to operate as a franchisor. Egg Tart Café has submitted its application to be a sub-franchisor to the California Department of Business Oversight (previously known as Department of Corporations) on August 5, 2013 and was approved on December 4, 2013.  We are relying on Egg Tart Café to open its own restaurant and/or sign up sub-franchisees to open the restaurants to generate franchise revenue for the Company from our franchise business. If Egg Tart Café is not able to sign up enough sub-franchisees or open its own restaurants, it will significantly alter our plan of operations.  Our and Egg Tart Café’s lack of experience increases the likelihood that we could commit errors in selling and opening franchises and sub-franchises and makes your ability to predict our future success more difficult.

The auditor’s report accompanying our consolidated financial statements for the years ended December 31, 2013 and December 31, 2012, contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

The consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  As of June 30, 2014, we had working capital of $134,090.  Additionally, we have incurred losses of $335,285 since inception.  Further losses are anticipated in the development stage raising substantial doubt as to our ability to continue as a going concern. As of July 31, 2014, we had approximately $70,690 of cash on hand.  As we currently use approximately $20,000 more to operate our business than we derive in revenue on a monthly basis, this means that we will use all of our cash on hand in approximately four months unless we are able to decrease our expenses, increase our revenue or obtain additional debt or equity investments.

Our ability to continue as a going concern depends on raising additional capital and generating adequate revenue through franchise fees, royalty fees collected and products sold to our sub-franchisor and sub-franchisees by our subsidiary Royal Bakery Sourcing and Trading Corp. (“RBSTC”) to fund ongoing marketing and support Egg Tart Café, our sub-franchisor, to sign up sub-franchisees.  If we cannot raise additional capital or generate adequate revenue, our business will fail.

If our products and services and our branding and marketing efforts are not successful, we will have failed to establish a sustainable business and we may be forced to cease operations.

Our plan of operations depends on developing products and services that are desirable and a brand that attracts and retains customers.  In turn, these efforts depend, to a large degree, on our marketing efforts. If we are not successful in these endeavors, potential customers may not purchase our products and our customers may not return for further purchases. Without sufficient customers, we will not generate enough revenues to continue operations.

We may face difficulty complying properly with the reporting requirements of U.S. securities laws as none of our officers and directors has public company experience.

Our officers and directors do not have public company experience, and this lack of experience could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002. None of our management has had sole responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our management may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements, including establishing and maintaining internal controls over financial reporting. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our company.

The effective management of our business may be hindered as our CEO and CFO reside in Hong Kong but are managing a business in the United States.

Our CEO and CFO currently reside in Hong Kong, while our head office is located in California. Although our CEO and CFO work closely with Nikki Ma, our Secretary, who resides in California, to manage the Company, we believe our CEO and CFO might face difficulties running our daily operation efficiently as they are remotely managing the Company. There is risk of ineffective communication because of the geographical difference and the time zone difference between Hong Kong and California.

Our CEO and CFO are in their positions temporarily until we are able to locate qualified persons who reside in the United States to take over their positions. No such persons have been identified, we have not begun a search for persons and we will not begin such a search until the Company’s operations have been more established.

Current credit markets may adversely impact the ability of proposed sub-franchisor and its sub-franchisees to obtain financing, which may hinder our ability to achieve our planned growth in restaurant openings.

Our franchise fee and royalty fee revenue business depends on the ability of our sub-franchisor, Egg Tart Café, along with prospective sub-franchisees to open new restaurants and to operate those restaurants on a profitable basis. Delays or failures in opening restaurants could materially and adversely affect our planned growth. While the credit markets have improved over the last year, our sub-franchisor and sub-franchisees will depend on the availability of financing to construct and open new restaurants. If our sub-franchisor and sub-franchisees experience difficulty in obtaining adequate financing for these purposes, our growth strategy and franchise revenues may be adversely affected.

We intend to rely on Majestic Production to act as our only food and production supplier, and any disruption to this arrangement could jeopardize our ability to produce revenue.

We intend to use Majestic Production of Peninsula LLC (“Majestic Production”) as our only food and production supplier for our resale business. Majestic Production is a wholly owned subsidiary of Egg Tart Café United Holdings, LLC. We will purchase bakery and bistro products from Majestic Production and resell them to Egg Tart Café’s sub-franchisees and other retailers. Although we have a written agreement securing Majestic Production’s producer services, this agreement is non-binding.  Furthermore, if Majestic Production or Egg Tart Café were to close, choose to no longer cooperate with us or was to increase the cost of their prices beyond what we consider acceptable, we would need to find another producer of bakery and bistro products. Likewise, if Majestic Production was to cease or decrease operations we would need to find another producer of bakery and bistro products. If we were unable to find another producer of such products in a timely manner and on acceptable terms, we may not generate resale revenues. We do not currently have arrangements with any other such producers.

The current economic and financial crisis may limit our ability to find new clients or to expand our business.

The crisis of the financial markets and ensuing credit crunch since the second half of 2008 has led to a severe economic recession worldwide, and the outlook for 2014 is uncertain.  A continuation or worsening of unfavorable economic conditions, including the ongoing credit and capital markets disruptions, could have an adverse impact on our business, operating results or financial condition in a number of ways.  For example, we may fail to obtain profitability (or even revenues) as a result of our sub-franchisor or its potential sub-franchisees opting not to open its restaurants or customers deciding to eat at home or at cheaper alternatives.  We may also experience supply chain delays, disruptions or other problems associated with financial constraints faced by our suppliers and subcontractors.

An inability to obtain additional financing could adversely impact our ability to expand, or even continue, operations in the long term.

We estimate that we will need approximately $315,000 over the next 12 months to fully implement our business expanding plan.  As of June 30, 2014, we had $94,772 of cash on hand, and as of July 31, 2014, we had $70,690 of cash on hand.  Our monthly burn rate is currently $20,000 more than revenue on a monthly basis.  If our projected costs and revenues are accurate, we will be forced to reduce the scope of or abandon our business plan. We have no commitments for any future funding, and may not be able to obtain additional financing or grants on terms acceptable to us, if at all, in the future.  If we are unable to obtain additional capital, this would restrict our ability to grow and may require us to curtail or discontinue our business operations.  Additionally, while a reduction in our business operations may prolong our ability to operate, that reduction could harm our ability to implement our business strategy. If we can obtain any equity financing, it may involve substantial dilution to our then existing shareholders.

As the majority of our outstanding common shares are held by a few shareholders, we could fail to take important business decisions if they disagree with those decisions.

Yam Ming Chong, Yue Kwan Chong, Winnie Sze Wing Cheung, Tommy Yu Yan Cheung and Egg Tart Café currently own a combined 84.7% of our outstanding voting common stock.  As a result, they possess, and will continue to possess, combined majority control over our business.  For instance, they may elect our Board of Directors, authorize significant corporate transactions or prevent a future change in control of our Company.

Our officers and directors may be subject to conflicts of interest.

Each of our officers and directors serve only part time and is subject to conflicts of interest with their other positions. Each devotes part of his working time to other business endeavors, including consulting relationships with other corporate entities, and has responsibilities to these other entities. Such conflicts include deciding how much time to devote to our affairs, as well as what business opportunities should be presented to the Company. Because of these relationships, our officers and directors will be subject to conflicts of interest. Under Delaware law, our articles of incorporation and our Bylaws permit us broad indemnification powers to all persons against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our officers and directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our limited assets to defend our officers and directors against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

Two of our directors and officers are outside the United States, with the result that it may be difficult for investors to enforce within the United States any judgments obtained against them.

Two of our directors and officers, Tommy Cheung and Winnie Sze Wing Cheung, are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to enforce within the United States any judgments obtained against those officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. You may have difficulty obtaining service of process against these officers and directors. Additionally, it may be difficult to obtain judgments against our directors and officers in foreign courts and it may be difficult to have foreign courts honor the judgments of U.S. courts. Consequently, you may be effectively prevented from pursuing remedies under U.S. federal securities laws against them.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. As a public company, we estimate that our annual legal fees will be approximately $50,000 and our annual auditing fees will be $80,000.

Certain of our majority shareholders and members of our management may have a conflict of interest with our business.

Egg Tart Café is the sub-franchisor of the Company and owns about 18% of our common stock. As of July 31, 2014, there are 16 members of Egg Tart Café. George Ma and Alvin Li are two of the five (5) managing members of Egg Tart Cafe. Alvin Li is the husband of Winnie Sze Wing Cheung. Winnie Sze Wing Cheung is one of the three members of the Board of our Company and is also the Chief Financial Officer of the Company. Alvin Li owns 11.3% of Egg Tart Café. At this time, George Ma has directly invested in our Company. George Ma owns 1% of our Company. No other managing members or members of Egg Tart Café have a direct interest in our Company.

Ovo Café, Inc. entered into agreements with our sub-franchisor to open an OVO food truck, which was opened in January 2014, and an OVO restaurant which was opened on February 18, 2014.  Ovo Café, Inc. is 9.4% owned by Winnie Sze Wing Cheung, one of our directors and our Chief Financial Officer, 9.4% owned by Tommy Cheung, one of our directors and our Chief Executive Officer, and 9.4% owned by Yam Ming Chong and 9.4% owned by Yue Kwan Chong, two individual major shareholders of the Company.

Majestic Production of Peninsula LLC (“Majestic Production”) is the central food producer to supply products and beverages. Egg Tart Café owns 100% of Majestic Production. We have entered into a contract with Majestic Production, to produce and provide the foods, beverages and pastries to Egg Tart Café’s sub-franchisees and affiliates. The above mentioned members of management and shareholders could influence the terms of our arrangements and contracts with Egg Tart Café and Majestic Production in a way that favors their interests at our expense.

The Company does not expect to be able to pay dividends in the near future, and if it does not, you must rely on a positive valuation of the Company’s common stock to recoup your investment.

To date, we have not paid, nor do we plan to pay in the foreseeable future, dividends on our common stock, even if we become profitable. Earnings, if any, are expected to be used to advance our activities and for general corporate purposes, rather than to make distributions to stockholders. Investors will likely need to rely on an increase in the price of the Shares to profit from their investment. There are no guarantees that any market for our common stock will ever develop or that the price of our stock will ever increase.

The Company may not be prepared to face the existing and future competition.

The Company will face competition from other restaurants.  We are vulnerable to competitors that act irrationally or are able to operate at zero or negative margins, have longer operating histories, more market experience and contacts and greater financial resources than the Company.  The Company may not be able to compete effectively.

The restaurant business is intensely competitive with respect to food quality, price-value relationships, ambiance, service and location, with many existing restaurants competing with us in different regions, and if we fail to provide an appropriately priced level of service or otherwise fail to compete effectively it could have a material adverse effect on our revenues and profitability.  Our competitors may consist of a number of well-established entities with greater financial, marketing, personnel and other resources than ours. In addition, many of our competitors are well established in the markets where our operations are planning to open, while other companies may develop restaurants that operate with similar concepts.  We also face growing competition as retail outlets improve the quality and convenience of their meal offerings potentially resulting in fewer occasions for consumers to dine out.

Your recourse against our Directors liability may be limited by our charter documents.

Pursuant to the Company’s Articles of Incorporation, the Directors will not be liable to the Company or any stockholders for monetary damages for any breach of fiduciary duty, except (i) acts that breach his or her duty of loyalty to the Company or its stockholders, (ii) acts or omissions without good faith, (iii) acts involving intentional misconduct or knowing violation of the law, (iv) pursuant to Section 174 of the Delaware Corporate Law or (v) for any transaction from which the director derived an improper personal benefit.  Thus, shareholders will have limited recourse against those parties.

We depend on our executive management and other personnel, and we may not be able to replace such persons if they were no longer with the Company.

We believe that the continuing availability and dedication of our limited scientific and management staff is vital to our operations. Our success depends to a significant extent upon our key management. We may not be successful in attracting and retaining the personnel we require to develop and market our product candidates and to conduct our operations successfully. Failure to retain management and find suitable replacements would have a material adverse effect upon our business. Additionally, we do not have “key-person” life insurance covering any of our directors and officers.

We may enter into employment agreements with our executive officers and compensation payable thereunder may not be based on arms-length negotiations.

Our current executive officers also serve as our directors, and we do not have an independent compensation committee to determine compensation and to approve employment agreements. Therefore, compensation which may be paid by us to our management may not be determined based on arms-length negotiations. We may grant stock options and other equity incentives to our executive officers and directors. The consideration which may be payable to management might not reflect the true market value of services provided to us.

A lack of independent directors could result in a Board of Directors that does not thoroughly represent the interests of minority shareholders.

We currently have no independent directors and our Board of Directors may never have a majority of independent directors in the future. In the absence of a majority of independent directors, our Chairman and CEO, who are also directors, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between us and our shareholders generally and the controlling officers, shareholders or directors. This risk is increased by our sole customer being a related party.

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements that will result in you receiving less information about us than companies filing with the SEC that are not “emerging growth companies”.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency”;

●	hold a nonbinding advisory stockholder vote on any golden parachute payments that were not previously approved, pursuant to Section 14A(b) of the Exchange Act; and

●
disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

RISKS RELATING TO THE OFFERING AND THE SHARES

As there is no market for the Shares your ability to liquidate your investment in a public market does not exist, and it may never exist.

The Shares are not registered under the Securities Act of 1933, as amended.  Additionally, the Shares have not been listed, and do not trade, on any trading market or platform, including FINRA’s Over-the-Counter Bulletin Board, the Pink Sheets or the Grey Markets.  Even if the Shares were to be listed on an exchange or quoted on a market, a mature market in the Shares may never develop and there could be low to no volume.  As a result, the Shares are highly illiquid and you may encounter significant delay, trouble and/or expense in any resale of the Shares, if such a resale is even possible. Investors must be prepared to be unable to liquidate their investment or even lose their entire investment.

If a market develops for our shares, our share price may be volatile, and you may not be able to sell your shares of common stock at or above the cost per Share.

The stock market in general, and the market for restaurant stocks in particular, has experienced extreme price and volume fluctuations. These broad market and industry fluctuations may adversely affect the market price of our common stock, irrespective of our actual operating performance. Additional factors which could influence the market price of our common stock include statements and claims made by us and other participants in our industry and public officials. The offering price for the common stock contained in the Shares may not be above that which will subsequently prevail in the market.

The Board of Directors could issue stock to prevent a takeover by an acquirer or shareholder group.

The Company’s authorized capital stock consists of 25,000,000 shares of our common stock and there are 14,383,000 shares of common stock outstanding. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to make it more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company’s management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company’s best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or make it more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by creating a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The Company does not contemplate any additional issuances of common stock for this purpose at this time.

If large amounts of our shares held by existing shareholders are sold in the future, the market price of our common stock could decline.

At the time that this registration statement is declared effective by the SEC, a significant number of shares of our Common Stock will be eligible to be immediately sold in the market.  The market price of our shares could fall substantially if our existing shareholders sell large amounts of our common stock in the public market following this offering. Even a perception by the market that Selling Stockholders may sell in large amounts after the registration statement is declared effective could place significant downward pressure on our stock price. These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell equity or equity-related securities if we need to do so in the future to address then-existing financing needs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and elsewhere in this Prospectus that are forward-looking statements. You can identify these statements by forward-looking words such as “may”, “will”, “expect”, “anticipate”, “believe,” “estimate” and similar terminology.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or which we do not fully control that will cause actual results to differ materially from those expressed or implied by our forward-looking statements. These include the factors listed under “Risk Factors” and elsewhere in this Prospectus.

Although we believe that our expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Our forward looking statements are made as of the date of this Prospectus, and we assume we are under no duty to update them or to explain why actual results may differ.

LEGAL PROCEEDINGS

We are not party to any material pending legal proceedings, and to the best of our knowledge, no such proceedings by or against us have been initiated.

USE OF PROCEEDS

As the Shares being offered hereby are owned by current shareholders, we will not receive any proceeds from this offering.

DIVIDEND POLICY

We do not anticipate paying any dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, for use in our development activities and the operation of our business. The payment of any future dividends will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, prospects and other factors that our Board of Directors may deem relevant.

DETERMINATION OF OFFERING PRICE

The offering price for these securities has been set at $1.00 per common share until our securities are quoted on the OTC Bulletin Board, if they are ever listed.  Subsequent to the quotation of our securities, the shares may be sold at prevailing market prices or at privately negotiated prices pursuant to the Plan of Distribution. There is no guarantee that we will secure a quotation symbol or that there will be a liquid market for our shares.

Our common stock is not traded on any public market and, although we intend to apply to have our common stock quoted on the OTC Bulletin Board (through a broker/dealer), we may not be successful in such efforts, and our common stock may never trade in any public market.

DILUTION

The Shares of common stock being registered pursuant to this registration statement are currently issued and outstanding. Their resale will not result in a reduction in their ownership interest in our company.

SELLING STOCKHOLDERS

We are registering the Shares of common stock in order to permit the selling stockholders to offer the Shares for resale from time to time.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the Shares of common stock held by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by the selling stockholders, based on their respective ownership of shares of common stock, as of September 3, 2014.

The third column lists the Shares of common stock being offered by this Prospectus by the selling stockholders.

The fourth column lists the Shares of common stock such selling stockholder would own if that stockholder sold all of its shares being offered hereby.  The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution”.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (1)	Number of Shares of Common Stock Owned After Offering and Percentage (2)
Eunik Investment (3)	275,000	275,000	0
Regina Kit Lan Lee	100,000	100,000	0
Kin Kwan Hui	90,000	90,000	0
Chum Ming Chu	50,000	50,000	0
Chuen Sun Leung	50,000	50,000	0
Chi Ming Ng	56,000	56,000	0
Fuk Keung Lee	72,000	72,000	0
Yum Leung Chong	50,000	50,000	0
Suk Lai Yeung	20,000	20,000	0
Chi Chung Tang	20,000	20,000	0
Wai Pan Wong	20,000	20,000	0
Yuk Chun Wong	20,000	20,000	0
Hak Man Lam	10,000	10,000	0
Wai Yin So	10,000	10,000	0
Chun Wah Leung	2,000	2,000	0
Man Yuen Gary Lai	12,000	12,000	0
Yuk Lin Ho	12,000	12,000	0
Lai Yung Yau	2,000	2,000	0
Chin Pang Hui	4,000	4,000	0
Wai Oi Kwong	4,000	4,000	0
Wai Hung Chu	80,000	80,000	0
Man Ho Gavin Lai	42,000	42,000	0
Tuen Chung Wong	10,000	10,000	0
Cheung Yue Tsang	4,000	4,000	0
Wing Kwong Chiu	20,000	20,000	0
Fong Lai Wong	4,000	4,000	0
Bik Chun Chiu	10,000	10,000	0
Mau Wong Chan	4,000	4,000	0
Chi Yung Fung	2,000	2,000	0
Ka Wai Wan	2,000	2,000	0
Kin Pong Tang	2,000	2,000	0
Pui Ling Chow	2,000	2,000	0
Yuan Hui Fan	2,000	2,000	0
Wei Zhang	16,667	16,667	0
Hui Juan Zhuang	2,000	2,000	0
Tokuaki Dennis Wu	10,000	10,000	0
Ngai Chau	2,000	2,000	0
Fong Yin Chan	6,000	6,000	0
Hoi Ching Chan	4,000	4,000	0
Kam Fai Tang	6,000	6,000	0
Siu Sing Tam	4,000	4,000	0
Ip Chun Ho	6,000	6,000	0
Tsan Man Siu	10,000	10,000	0
Lun Woo	6,000	6,000	0
Chu Woo	6,000	6,000	0
Sui Chi Cheung	83,333	83,333	0
Shu Wing Cheung	83,333	83,333	0
Shu Ming Quinn Wong	4,000	4,000	0
Lai Fun Li	10,000	10,000	0
Cheung Pak Chi Cecilia	20,000	20,000	0
Tai, Ka Lap	2,000	2,000	0
ZhiZhong Zhou	2,000	2,000	0
Qian Wang	2,000	2,000	0
Yuchen Rao	2,000	2,000	0
Chi Man Wu	6,000	6,000	0
Kah Yee Joni Kan	10,000	10,000	0

(1)
The number of shares of common stock listed as beneficially owned by such selling stockholder represents the number of shares of common stock currently owned and potentially issuable to such selling stockholder. For these purposes, any contractual or other restriction on the number of securities the selling stockholder may own at any point have been disregarded.

(2)
Based on 1,366,333 shares of common stock. In determining this amount, we assumed that all 1,366,333 shares included in this prospectus will be sold. If this assumption is incorrect, the number of shares and percentages included in this column will differ from what we have provided.

(3)
Nikki Ma owns 50% of Eunik Investment and has the voting and dispositive power over the shares owned by Eunik Investment. Nikki Ma is the Secretary of the Board of the Company.  The other 50% of Eunik Investment is owned by Eugene Ma, Nikki Ma’s brother.

PLAN OF DISTRIBUTION

We are registering shares of common stock held by the selling stockholders. We will not receive any of the proceeds from the sale by the selling stockholders of the Shares of common stock.  We will bear all fees and expenses incident to our obligation to register the Shares of common stock.

The selling stockholders may sell all or a portion of the Shares of common stock held by them and offered hereby from time-to-time directly or through one or more underwriters, broker-dealers or agents. If the Shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The Shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be made in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	agreements between broker-dealers and any selling stockholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this Prospectus. In addition, the selling stockholders may transfer the Shares of common stock by other means not described in this Prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the Shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this Prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares of common stock from time to time pursuant to this Prospectus or any amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus. The selling stockholders also may transfer and donate the Shares of common stock in other circumstances in which case the transferees, donees, pledges or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the Shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Shares of common stock is made, a Prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the Shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the Shares of common stock registered pursuant to the registration statement, of which this Prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Shares of common stock to engage in market-making activities with respect to the Shares of common stock. All of the foregoing may affect the marketability of the Shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the Shares of common stock.

We will pay all expenses of the registration of the Shares of common stock, estimated to be $145,300 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this Prospectus forms a part, the Shares of common stock will be freely tradable in the hands of persons other than our affiliates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANICAL CONDITION AND RESULTS OF OPERATION

Each reference in this prospectus is to the fiscal years ended on December 31, 2013 and December 31, 2012, and the six months ended June 30, 2014.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●
comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency”;

●	hold a nonbinding advisory stockholder vote on any golden parachute payments that were not previously approved, pursuant to Section 14A(b) of the Exchange Act; and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Plan of Operation

Our plan of operation consists of continuing to focus on our business of promoting OVO branded restaurants, cafes, kiosk and food trucks and reselling bakery and food products to these and other businesses.

In connection with promoting the OVO brand, we have engaged a product designer So Wing Po Design to assist in developing staff uniforms, utensils and containers, and a designer firm, Affinity Design Consultants Ltd from Hong Kong, to do the interior design to ensure the design layout meets our entire marketing concept. We intend to assist Egg Tart Café’s first sub-franchisee running the restaurant under the brand OVO Café in San Francisco. The staff training will be intensive during this time, particularly in training the staff to understand the menu and the philosophy of our Company. We will continue to have consultants from Hong Kong visit California to advise the sub-franchisees, on cooking techniques, logistics and customer interactions. We believe that a good marketing strategy is important and intend to dedicate at least one senior staff member to focus exclusively on marketing our products.

In connection with our business of reselling bakery and food products, we will monitor the quality of the products we purchase, a substantial portion of which are produced by Majestic Production, which is owned by Egg Tart Café. If necessary, we will assist Majestic Production in refining the menu and providing technical assistance to improve its productivity. Although we are not required to do so, we believe that it is in our best interest to coordinate closely with Majestic Production and share our expertise if it can improve the quality of the food offered at the OVO branded restaurants and reduce the cost of such food either to us in the resale business or to the customers of the OVO branded restaurants.  We believe the centrally located Majestic Production site is able to support up to 30 sub-franchisees’ restaurants and 3 sub-franchisees’ food trucks around the greater San Francisco Bay Area.

On a timing level, we anticipate that we will take the following actions over the following periods:

●
We are currently continuing to assist the sub-franchisor Egg Tart Café to develop Egg Tart Café’s first sub-franchisee restaurant and the first food truck from Ovo Café, Inc. Egg Tart Café signed up its first sub-franchise as a food truck from Ovo Café, Inc. and the first sub-franchisee restaurant Ovo Café in January 2014. The food truck was opened in mid January 2014. The first sub-franchisee restaurant Ovo Café was opened on February 18, 2014 at 171 2nd Street, San Francisco, California. We believe that it is important for the first OVO restaurant to demonstrate the OVO model to future potential independently owned and operated sub-franchisees.  As several of the investors in the first OVO restaurant are also members of management, we also believe that it shows their commitment to promote the OVO brand name and the franchise operation business as a viable one.

●
In the 90 days from September 1, 2014, we expect Egg Tart Café to sign up a few independently owned and operated sub-franchisees to start opening their restaurants. We plan to hire two full time employees with experience on catering and food service to assist those potential independently owned and operated sub-franchisees for their pre-opening operations. Since our CEO and CFO currently reside in Hong Kong, we are planning to locate qualified persons in California to replace them in order to run the business more effectively.

●
In the 180 days from September 1, 2014, we will review the performance of the sub-franchisees and fine tune our marketing strategies to promote the OVO Café branding in order to attract more potential independently owned and operated sub-franchisees.

●
In the 270 days from September 1, 2014, management hopes to assist Egg Tart Café in developing independently owned and operated sub-franchisee operations in Southern California. If it appears that the production capacity at Majestic Production’s central kitchen is insufficient to meet projected demand, we plan to assist Egg Tart Café in exploring the establishment of another central kitchen in Southern California, at their own expense.  We currently do not have any operations in Southern California.

By the end of the first coming year, we look forward to working with Egg Tart Cafe to review its operation strategies and explore the prospect of expanding our OVO Café brand to the East Coast.

Results of Operations

Fiscal years 2013 and 2012

	For the years ended December 31,
	2013	2012

Revenues, Related Parties	$21,811	$-
Costs of Revenues	(23,229)	-
Gross Loss	(1,418)	-

Operating Expenses

Legal and professional	78,207	41,321
Rents	31,500	9,600
General and administrative	11,776	34,110
Total operating expenses	121,483	85,031

Other Income	2,468	25

Net loss	$(120,433)	$(85,006)

Revenues: We generated $21,811 in total revenues in the fiscal year of 2013. Starting August 2013, a related party, “Hongry Kong”, started to buy food products from us. We had purchased this food primarily from Majestic Production for $23,229 and resold it to Hongry Kong at a 6.1% markdown from the price we originally paid for the food.  We provided Hongry Kong with a markdown so that we could promote the food products  through Hongry Kong in the early stage of the wholesale business. Since late December 2013, we did not sell food products at a markdown. We had no revenue in the fiscal year of 2012. We have signed a Sub-Franchisor Agreement with Egg Tart Café in 2012 and received franchise fee payments of $20,000 which is considered deferred revenue until Egg Tart Café signs up sub-franchisee café and this sub-franchisee restaurant is commercially operating.

Legal and Professional Fees: The legal and professional fees were $78,207 and $41,321 in the fiscal years of 2013 and 2012, respectively. The legal and professional fees in 2013 were substantially increased because in 2013 we incurred $51,000 for audit fees and $10,000 for legal fees in the preparation of this prospectus and the registration of which it forms a part. Further, we incurred $3,880 to So Wing Po an unrelated party company of the Company, for research and design expenses in 2013.  In 2012, we incurred $30,000 for consulting fee and $8,100 for auditing fees.

Rent: The total rent expenses were $31,500 and $9,600 for the fiscal years of 2013 and 2012, respectively. In 2013, we did not pay rent for the first three months and then we paid $3,500 a month on a month-to-month basis pursuant to a sub-lease with a related party for an office in Belmont that began on April 1, 2013. We rented an office in Sunnyvale for $800 a month for 12 months in 2012.

General and Administrative Expenses: General and administrative expenses are mainly office expenses such as telephone service, bank service charges, state franchise taxes and other expenses. They were $11,776 and $34,110 in the fiscal years of 2013 and 2012. The decrease of $22,334 in general and administrative expenses was because we incurred $19,125 of expenses related to applying for the franchise licenses in 2012 but did not incur such expense in 2013.

Six months ended June 30, 2014 and 2013

	For the Six Months Ended
	June 30,
	2014	2013
	(Unaudited)	(Unaudited)

Revenues, Related Parties	$164,887	$-
Costs of Revenues	(103,609)	-
Gross Profit	61,278	-

Operating Expenses

Legal and professional	108,817	3,149
Rents	15,000	10,500
General and administrative	52,253	8,527
Total operating expenses	176,070	22,176

Other Income	-	2,468

Net loss	$(114,792)	$(19,708)

Revenue:  We generated $164,887 and $-0- in total revenues in the six months ended June 30, 2014 and 2013, respectively. Starting August 2013, a related party, “Hongry Kong”, started to buy food products from Royal Bakery. Starting January 2014, another related party, “Ovo Café Inc”, started to buy food products from Royal Bakery. We had purchased this food primarily from Majestic Production of $88,396 and other vendors of $15,213  for total of $103,609 and resold it at $111,276 to Hongry Kong and Ovo Café Inc. Further, we recorded $50,000 one-time franchise revenues and $3,611 royalty revenue from Egg Tart Café.  We had no revenue in the six months ended June 30, 2013.

Legal and Professional Fees: The legal and professional fees were $108,817 and $3,149 in the six months ended June 30, 2014 and 2013, respectively. The legal and professional fees in the six months ended June 30, 2014 were substantially increased because in the six months ended June 30, 2014 we incurred $73,500 for audit fees and $8,500 for legal fees in the preparation of this prospectus and the registration of which it forms a part. Further, we incurred $15,291 to Wide J2 International, an unrelated party company of the Company, for consulting expenses; and $5,833 to So Wing Po an unrelated party company of the Company, for research and design expenses in the six months ended June 30, 2014.  In the six months ended June 30, 2013, we incurred $3,149 miscellaneous professional expense.

Rent and Utilities: The total rent expenses were $15,000 and $10,500 for the six months ended June 30, 2014 and 2013, respectively.  In the six months ended June 30, 2014, we paid $3,500 a month in rent for the months of January 2014 and February 2014 and $2,000 a month in rent for the months from March 2014 to June 2014 under a month-to-month basis. In the corresponding period in 2013, we did not pay rent for the first three months and then paid $3,500 a month in rent for the months from April 2013 to June 2013 under a month-to-month basis.

General and Administrative Expenses: General and administrative expenses are mainly office expenses such as telephone service, bank service charges, state franchise taxes and other expenses, including travel related expenses. They were $52,253 and $8,527 in the six months ended June 30, 2014 and 2013, respectively.  The general and administrative expenses in the six months ended June 30, 2014 were substantially increased because in the six months ended June 30, 2014 we incurred $43,093 of travel related expenses.

Liquidity and Capital Resources

We had a $94,772 cash balance as of June 30, 2014.  Our primary cash outflows were for business development and operations including legal and professional fees, rents, as well as general administrative expenses.  We have financed our operations primarily through sale of common stock to our shareholders.

We will continue to monitor our expenditures and cash position. We anticipate spending approximately $130,000 more on auditing, consulting and legal fees related to filing this prospectus during the next twelve month period. We anticipate spending approximately an additional $20,000 to continue to engage Affinity Design Consultants Ltd, an unrelated party company, to design OVO Café branding floor plan, color scheme, decoration material requirement for all of Egg Tart Café’s future sub-franchisee restaurants. We anticipate spending approximately an additional $10,000 to Wing Po So Design Company, an unrelated company, to create our franchisor’s product images. We anticipate spending approximately an additional $20,000 to engage the consultants from Hong Kong to provide advice on running Hong Kong Style restaurants. The management is planning to spend $66,000 to hire one full time employee to assist the U.S. operation. We anticipate making this hiring on or around September 1, 2014. We expect spending approximately $44,000 in general expenses and rent expenses during the next twelve month period. If the cash position is sufficient, the Company may spend $40,000 in capital expansion. Management will continue to monitor our development and if we are not making the progress we anticipate, we may have to scale back the scope of the business plan or consider a new round of fund raising.

We have a deficit accumulated during development stage of $335,285 since June 7, 2011 (inception) to June 30, 2014. We incurred a net loss of $114,792 for the six months ended June 30, 2014, a loss of $120,433 and a loss of $85,006 for the fiscal years ended December 31, 2013 and 2012, respectively.

	Year Ended December 31, 2013	Year Ended December 31, 2012
Cash Flows from Operating Activities	$(65,503)	$(73,484)
Cash Flows from Investing Activities	(11,621)	-
Cash Flows from Financing Activities	325,600	72,500
Net Increase/(Decrease) in Cash	248,476	(984)
Cash, at the beginning of year	85,886	86,870
Cash, at the end of year	$334,362	$85,886

	Six Months Ended June 30,
	2014	2013
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities	$(231,840)	$(30,962)
Cash Flows from Investing Activities	(7,750)	-
Cash Flows from Financing Activities	-	325,600
Net Increase/(Decrease) in Cash	(239,590)	294,638
Cash, at the beginning of period	334,362	85,886
Cash, at the end of period	$94,772	$380,524

Operating Activities

Our cash flows from operating activities were $(65,503) and $(73,484), respectively, for the fiscal years ended December 31, 2013 and 2012, reflecting an upward change of $7,981. The cash flow used in operating activities decreased during the year of 2013 as a result of an increase in professional expenses from $41,321 in 2012 to $78,207 in 2013 and offset by the decrease in general and administrative expenses from $34,110 in 2012 to $11,776 in 2013, plus the decrease in the accounts receivable from $10,000 in 2012 to $532 in 2013 and the increase in the unearned revenues from $10,000 in 2012 to $20,000 in 2013.

Our cash flows from operating activities were $(231,840) and $(30,962), respectively, for the six months ended June 30, 2014 and 2013, reflecting a downward change of $200,878. The cash flow used in operating activities increased during this period primarily as a result of the net loss of $114,792, increase in receivable of $78,395 and an increase of inventory of $29,344 during the six months ended June 30, 2014 compared to June 30, 2013.

Investing Activities

Cash flow from investing activities was primarily the payments used in paying the fees for developing the franchise branding intangible assets in 2013 that can be used in future sub-franchisee. Cash flow used in investing activities was $11,621 in 2013 and $-0- in 2012, respectively.

Cash flow from investing activities was primarily the payments used in paying the fees for developing the franchise branding intangible assets in the six months ended June 30, 2014 that can be used in future sub-franchisee. Cash flow used in investing activities was $7,750 in the six months ended June 30, 2014 and $-0- in the same period ended June 30, 2013, respectively.

Financing Activities

Cash flow from financing activities was primarily through sale of common stock to our shareholders for the fiscal years of 2013 and 2012. Cash flow provided by financing activities was $325,600 and $72,500 for the fiscal years ended December 31, 2013 and 2012, respectively, an increase of $253,100.

Cash flow from financing activities was primarily through sale of common stock to our shareholders during the six months ended June 30, 2014 and 2013, respectively. Cash flow provided by financing activities was $-0- and $325,600 for the six months ended June 30, 2014 and 2013, respectively, a decrease of $325,600.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, sales or expenses, results of operations, liquidity or capital expenditures, or capital resources that are material to an investment in our securities.

Critical Accounting Policies

Cash

The Company considers cash on hand and amounts on deposit with financial institutions to be cash.

Revenue Recognition

Income from the franchisees includes initial fees, continuing fees and renewal fees. The Company recognizes initial fees received from a franchisee as revenue when the Company has performed substantially all initial services required by the franchise agreement, which is generally upon the opening of a restaurant. The Company recognizes continuing fees based upon a percentage of franchisee sales. The Company recognizes renewal fees when a renewal agreement with a franchisee becomes effective. Revenues from product sales are recognized when the food and beverage products are sold.

Accounts Receivable

Accounts receivable consist primarily of amounts due for franchise fees and royalties and wholesale food, which are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts. The Company evaluates the trends in franchisee’ payment patterns, including review of specific delinquent accounts, changes in business conditions and external communications available about franchisee to estimate the level of allowance that is needed to address potential losses that the Company may incur due to the franchisee’s inability to pay. Accounts are considered delinquent or past due, if they have not been paid within the terms provided on the invoice. Delinquent account balances are written off after management has determined that the likelihood of collection is not probable.

Inventory

Inventories consist of finished goods and are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Provision for potentially obsolete or slow moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.

Amortization

Intangible assets are stated at cost and are amortized using straight-line method over their estimated useful lives.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with the “Accounting for Income Taxes” Topic of the FASB ASC 740.  Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Our policy is to recognize both interest and penalties related to unrecognized tax benefits in interest expense and operating expenses, respectively.  The Company has not recorded any interest and penalties since its inception.

Recently Issued Accounting Pronouncements

We do not expect that recently issued but not yet effective accounting pronouncements will have a material impact on our consolidated financial statements.

DESCRIPTION OF BUSINESS

Description of Business

Royal Bakery Holdings, Inc. (“Royal Bakery”), a Delaware corporation, was incorporated on June 7, 2011. We operate as a franchisor of branded restaurants and as a seller of bakery and food products. We entered into a Sub-Franchisor Agreement with Egg Tart Café United Holdings, LLC (“Egg Tart Café”) which has and will sign an agreement with each sub-franchisee. Egg Tart Café will collect franchisee fees and monthly royalty fees from these sub-franchisees and distribute the fees collected between Royal Bakery and Egg Tart Café based on the Sub-Franchisor Agreement signed between the Company and Egg Tart Café. For the near future, Egg Tart Café’s sub-franchisee will operate their business in California only. These sub-franchisees will go to our office at Belmont, California to get training and learn our food and drink products, our business principles, our services and any matters related to operating our franchise restaurant.

Franchises

Our Sub-franchisor and sub-franchisees will operate under the Ovo brand.  We are launching this fast-casual food chain to market “Hong Kong Style Cuisine” by integrating Hong Kong’s unique Western and Oriental food cultures to the US mainstream market. We will promote our signature products such as egg tarts, along with various tarts, including but not limited to mousse tarts, pecan tarts, BBQ pork tarts, and fruit tarts. Our cook-to-order type of dishes for lunch and dinner, include but are not limited to curry sauce with pork cutlet and rice, black pepper sauce with grilled chicken and spaghetti along with gourmet coffee and freshly brewed milk tea. Sub-Franchisor offers four different options for sub-franchisees depending on the physical size of the selected location and the menu options of the sub-franchisees that they wish to open (with the one-time initiation franchisee fee): a large size Ovo restaurant ($14,500), a mid-size Ovo café ($11,500), an Ovo kiosk ($10,000) and an Ovo food truck ($5,000).

The Company signed a Sub-Franchisor Agreement with Egg Tart Café United Holdings, LLC. (“Egg Tart Café”) on October 3, 2012.  The Sub-Franchisor Agreement, which has a term of ten years, grants Egg Tart Café an exclusive license to sub-franchise bakeries and cafes under the Ovo brand in North America and South America in exchange for payments totaling $50,000 (to be applied against future franchise fee payments), a monthly royalty equal to one percent of all royalty proceeds Sub-franchisor receives from its unit sub-franchises and the one-time sub-franchise fees ranging from $5,000 to $14,500 depending on the physical size of the sub-franchisee.  Royal Bakery will support Egg Tart Café with the know-how of the bakery and café trade. Royal Bakery will provide sub-franchisees with a 15-hour training period, a loaned copy of the Company’s Confidential Policy Manual, and samples of advertising and marketing materials. On April 11, 2014, the Company signed an amendment to the sub-franchisor agreement. Pursuant to the amendment, the Company is to receive thirty percent of all royalty proceeds sub-franchisor receives from its unit franchises.

On January 10, 2014, Egg Tart Café signed a food truck as the first sub-franchisee. The sub-franchise fee due in connection with the opening of the first food truck was offset from the part of the $20,000 in upfront payments made at the time that we entered into the Sub-Franchisor Agreement with Egg Tart Café. Two of our Directors of the Company, Mr. Tommy Yu Yan Cheung and Ms. Winnie Sze Wing Cheung, and Yam Ming Chong and Yue Kwan Chong, two individual major shareholders of the Company, invested in the first food truck under the Ovo Café brand. In the six months ended June 30, 2014, we recorded royalty fees of $1,319 in connection with this food truck.

On January 31, 2014, Egg Tart Café signed an Ovo restaurant as the second sub-franchisee. The Ovo restaurant opened on February 18, 2014 at 171 2nd Street, San Francisco, California. Egg Tart Café performed all the required pre-opening services for this restaurant. The sub-franchise fee due in connection with the opening of the restaurant was offset from the part of $20,000 in upfront payments made at the time that we entered into the Sub-Franchisor Agreement with Egg Tart Café. Two of our Directors of the Company, Mr. Tommy Yu Yan Cheung and Ms. Winnie Sze Wing Cheung, and Yam Ming Chong and Yue Kwan Chong, two individual major shareholders of the Company, invested in the first restaurant under the Ovo Café brand.  We believe that this restaurant will demonstrate the business model to potential sub-franchisees. In the six months ended June 30, 2014, we recorded royalty fees of $2,292 in connection with this restaurant.

2 Folds Leaflet (zig zag fold) / 4C + 4C
Folded Trim Size / W 99mm x H 210mm

BACK

OVO MEALS

Meal served with :
- **Milk Tea** AND **Egg Tart**
- **Rice / Fried Rice / Spaghetti**
- **Sauce** (Curry / Tomato / Black Pepper / Creamy)

Grilled Chicken
$9.00
$6.25

Grilled Pork Chop
$9.00
$6.25

Mixed Vegetables
$9.00
$6.25

Fish Cutlet
$9.00
$6.25

Chicken Cutlet
$9.00
$6.25

Pork Chop Cutlet
$9.00
$6.25

Curry Beef Brisket
$9.00
$6.25

SIDES

Snack

	price
Salt & Pepper Wings (5 pieces)	3.5
Cutlet Chicken Nuggets	4.5
Fried Squid	4
Fish Cutlet	4.5
Hong Kong Style Toast (with Cheese or Ham)	2.1
Crispy Bun w/ Butter &	3.5
Condensed Milk	3.5
Garlic Toast	4
Snack Platter (Cutlet Fish Finger, Cutlet Chicken, Fried Squid, Curry Fish Ball, Black Pepper Chicken Dice, Sausage, Bacon)	

Soup

	price
Creamy Mushroom Soup	1.7
Cream of Borscht Soup	2
Chicken Noodle Soup	1.5
Cream of Broccoli	2.2

Simple Eats.
Unique Tastes.

OVO
CAFE

1st St
2nd St
3rd St
Mission St
Howard St
Folsom St

171 Second Street | San Francisco | CA 94105
415-903-3888 | www.ovocafe.com

OVOCafe | @OVOCafe | #OVOCafe

FRONT

TARTS

Hot Tarts

	price
Salt & Pepper Wings	3.5
Cutlet Chicken Nuggets	4.5
Fried Squid	4
Fish Cutlet	4.5
Hong Kong Style	2.1
Condensed Milk	4
Condensed Milk	3

Cold Tarts

	price
Salt & Pepper Wings	3.5
Cutlet Chicken Nuggets	4.5
Fried Squid	4
Fish Cutlet	4.5
Hong Kong Style	2.1
Condensed Milk	4
Condensed Milk	3

DRINKS

Hot Drinks

	price
Salt & Pepper Wings	3.5
Cutlet Chicken Nuggets	4.5
Fried Squid	4
Fish Cutlet	4.5
Hong Kong Style	2.1
Condensed Milk	4

Iced Drinks

	price
Salt & Pepper Wings	3.5
Cutlet Chicken Nuggets	4.5
Fried Squid	4
Fish Cutlet	4.5
Hong Kong Style	2.1
Condensed Milk	4

Smoothies

	price
Salt & Pepper Wings	3.5
Cutlet Chicken Nuggets	4.5
Fried Squid	4
Fish Cutlet	4.5
Hong Kong Style	2.1
Condensed Milk	4

OVO MENU

OVO
CAFE

OVO
OVO
CAFE
Step 1
Pick a Meat
Step 2
Pick a Sauce
Step 3
Pick your Base
Spaghetti or Fried Rice with bacon, mushrooms, onions with your choice of meat & sauce
Tailor-made to your style
Cooked to Order
$13 gets you an entree, salad & a drink
OVO
CAFE
171 Second Street | San Francisco | CA 94105 | 415-903-3888 | www.ovocafe.com
OVOCafe
@OVOCafe
#OVOCafe

Egg Tart Café intends to sign up more sub-franchisees and assist them to open restaurants and or food trucks under the Ovo Café brand. We expect the first few restaurants and food trucks will be opened and operating in California, and then we plan to gradually expand to other States.

Food and Product Sales

Royal Bakery has a wholly-owned subsidiary, Royal Bakery Sourcing and Trading Corp. (“RBSTC”), which was incorporated on August 20, 2013 under the laws of the State of California. RBSTC is an operating arm to purchase the bakery and bistro products from the suppliers and resell the bakery and bistro products to food retailers and sub-franchisees. We buy these products primarily from Majestic Production of Peninsula LLC, (“Majestic Production”), a central food producer located at Belmont, California. Majestic Production is wholly-owned by Egg Tart Café. Majestic Production produces the food products under the direction of Egg Tart Café. Royal Bakery advises on the quality control of the products as needed to Majestic Production. On September 1, 2013, RBSTC signed an agreement with Majestic Production, which is subject to a ten-year term. Some of the term of this agreement are non-binding, including the terms that Majestic Production is to sell us products at a 5% discount to the regular sales price at which Majestic Production sells to other third parties, and that from September 1, 2013, we are to purchase no less than $500,000 of products from Majestic Production in the first year and no less than $750,000 in the second year ended August 31, 2015 and $1,000,000 in the third year ended August 31, 2016 and thereafter. We have no obligations to fulfill these purchase targets during the first, second, and third 12-month periods and Majestic Production has no obligation to sell to us at the 5% purchase discount. As these terms are non-binding, there are no consequences to the agreement if they are not met.

We intend to sell the products to Egg Tart Café’s sub-franchisees and other food retailers. In the six months ended June 30, 2014 and the year ended December 31, 2013, we sold $111,276 and $21,811 of bakery and bistro products at a cost of $103,609 and $23,229, respectively, to Aw2gether LLC (d/b/a Hongry Kong) and Ovo Café, Inc., both related parties.  There is no written agreement governing these purchases and sales.

Our Business Strategies

Our mission is to introduce and promote Hong Kong style cuisine to the U.S. market. Royal Bakery and its sub-franchisor, Egg Tart Café, will continuously develop signature products and sign up sub-franchisees.

We are not going to invest in developing our own Smartphone app to promote our Ovo Café’s brand name. Instead, we plan to use third party developed Smartphone apps for promoting our business and catching up the current trend to attract new and young customers. The fees paid for using third-party apps will be based on a percentage of our franchisee’s actual sales, therefore, we do not expect to invest capital to achieve this goal.

Description of Current Operations

The Department of Corporations in California approved our franchisor application on September 12, 2012. We signed up Egg Tart Café as our sub-franchisor on October 3, 2012. Egg Tart Café also received its sub-franchisor status which was approved by the California Department of Business Oversight (previously known as California Department of Corporation) on December 4, 2013.

Majestic Production of Peninsula LLC (“Majestic Production”) is the central producer that produces bakery and café products.  RBSTC purchases products produced at Majestic Production and resells them at a profit to food retailers, including Egg Tart Café’s sub-franchisees restaurants and food trucks.  There is a written agreement governing the arrangement between Majestic Production and RBSTC.

On October 3, 2012, we entered into a Sub-Franchisor Agreement for $50,000 with Egg Tart Café which grants it an exclusive right to sign up sub-franchisees using Ovo Cafés brand for their restaurants in the United States. Royal Bakery will collect $10,000 of the franchise fee from Egg Tart Café on the anniversary date of the agreement or when Egg Tart Café opens a new restaurant or signs up a sub-franchisee and opens a new restaurant.  Under the terms of an amended agreement dated April 11, 2014, Royal Bakery is entitled to (i) a monthly royalty of 30% of all royalty proceeds that Egg Tart Café receives from its sub-franchisee restaurants and (ii) one-time sub-franchisee fees ranging from $5,000 to $14,500 depending on the physical size of the sub-franchisee. These one-time sub-franchisee sign up fees are not received until they exceed the $50,000 sub-franchisor fee received from Egg Tart Café. The agreement is for a term of ten years. We have collected the royalty fee of $1,328 from our sub-franchisor Egg Tart Café United Holdings on April 21, 2014 for the royalty fee for the three months period ended March 31, 2014. We collected the royalty fee of $1,533 from Egg Tart Café  for the two month period ended May 31, 2014 on June 12, 2014. We collected the royalty fee of $750 for the one month period ended June 30, 2014 on August 20, 2014.

Competition

The restaurant industry, including the quick service restaurant segment, is highly competitive. Our restaurants will compete with a large number of other fast food restaurants in the areas in which they operate. Many of these restaurants are owned and operated by regional and national restaurant chains, many of which have greater financial resources and experience than we do.

We may be at a competitive disadvantage to other restaurant chains with greater name recognition and marketing capability. Furthermore, most of our competitors in the fast-food business operate more restaurants, have been established longer, and have greater financial resources and name recognition than we do. There is also active competition for management personnel, as well as for attractive commercial real estate sites suitable for restaurants.

Government Regulation

Each restaurant will be subject to the regulations of various health, sanitation, safety and fire agencies in the jurisdiction in which the restaurant is located.  Difficulties or failures in obtaining the required licenses or approvals could delay or prevent the opening of a new restaurant.  We do not anticipate that federal and state environmental regulations will have a material effect on our operations. More stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.  We are subject to the Fair Labor Standards Act, which governs such matters as minimum wages, overtime, and other working conditions.  In addition, our sub-franchisees will be subject to the Americans With Disabilities Act, which requires restaurants and other facilities open to the public to provide for access and use of facilities by the handicapped.

We are also subject to federal and state laws regulating franchise operations, which vary from registration and disclosure requirements in the offer and sale of franchises to the application of statutory standards regulating franchise relationships.  Many state franchise laws impose restrictions on the franchise agreements, including limitations on non-competition provisions and the termination or non-renewal of a franchise.  Some states require that franchise materials be registered before franchises can be offered or sold in that state.

Liability and Insurance

We have liability insurance.  We believe that this insurance is sufficient to cover our risks.

Employees

We currently have no full- or part-time employees.  All of the Board members are helping to develop the Company.

Raw Materials

The provision of our services does not depend on any raw materials.

Properties

We do not own any real estate or other properties. We lease our office from Majestic Production for $3,500 a month. This is a month-to-month lease. We began to pay monthly lease payments on April 1, 2013. From March 1, 2014, the monthly lease payment was changed from $3,500 to $2,000. The leased space is approximately 3,600 square feet, including 1,000 square office space and 2,600 square feet of warehouse for our subsidiary RBSTC to store merchandise for reselling to other parties. The rent includes utility charges, water, garbage, and gas, but does not include management fees, or common area maintenance fees.

Legal Proceedings

Management is not aware of any legal proceedings contemplated by any government authority or any other party involving our business. As of the date of this Prospectus, no director, officer or affiliate is: (i) a party adverse to us in any legal proceeding, or (ii) has an adverse interest to us in any legal proceeding. Management is not aware of any other legal proceedings pending or threatened against us.

MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our directors and executive officers and their respective ages as of the date of this Prospectus are as follows:

Name	Age	Position with the Company
Tommy Yu Yan Cheung	62	CEO and Chairman of the Board

Winnie Sze Wing Cheung	42	Chief Financial Officer, Director

Nikki Ma	26	Secretary of the Board, Chief Operating Officer, Director

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies:

Tommy Yu Yan Cheung, CEO and Chairman of the Board
Mr. Tommy Cheung is the Chairman of Royal Bakery Holdings, Inc. since June 2011. Mr. Cheung has been in the food and beverage industry for over 30 years and is currently a member of the Legislative Council of Hong Kong representing the catering industry in functional constituencies seats. Mr. Cheung received his M.B.A at Pepperdine University. He is a businessman and chairman of trading and investment companies. In addition, he is involved in numerous food and beverage associations such as The Association of Restaurant Managers Ltd, The Hong Kong Catering Industries Association Ltd and the Confre'reie De La Chaine des Rotisseurs. Mr. Cheung's knowledge and experience has led him to be named the Chairman of Royal Bakery Holdings, Inc.  Mr. Cheung’s appointment as our CEO is temporary until we are able to locate a CEO based in the United States.

Winnie Sze Wing Cheung, Chief Financial Officer, Director
Ms. Winnie Sze Wing Cheung is the Chief Financial Officer for Royal Bakery Holdings, Inc. since June 2011. Ms. Cheung graduated at the University of South Australia majoring in Business Computing. She started her own career in the China Down Center Group Ltd. specializing in the down outerwear business since 1978. In 1992, the company reconstructed and started Dickinson Garment Group Ltd and has become known for exporting to the United States and other countries. Dickinson has branded Arctica and now sells to the United States, Hong Kong and China. The Company sells over the Internet with sales in Moscow and Sweden. Ms. Cheung is also the Executive Director of CDSR Development Group Ltd., an investment company involved in supply chain businesses that links Hong Kong, China & Southeast Asia together. Currently, Ms. Cheung holds several directorships in several private companies in the United States, Hong Kong, and China engaged primarily in production and marketing.  Ms. Cheung’s appointment as our CFO is temporary until we are able to locate a CFO based in the United States.

Nikki Ma, Secretary of the Board, Director
Ms. Nikki Ma is the Secretary of the Board for Royal Bakery Holdings, Inc. since June 2011 and its Chief Operating Officer since February 2014. Ms. Ma holds a Bachelor's Degree in Marketing from San Francisco State University. Ms. Ma was the marketing manager for South Bay division of Infinitel Communications, one of the largest Asian owned cellular communication retail chain stores in Northern California. She is the founder and director of Genik Real Estate & Investment licensed with the State of California as a Real Estate Broker. Additionally, Genik consults their clients in becoming a publicly trading company. In January 2012, Ms. Ma started Aw2gether LLC, specializing in the mobile food catering industry.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until they resign or are removed from the board in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until they resign or are removed from office by the Board of Directors.

Significant Employees

We have no significant employees

Audit Committee

We do not have an audit committee for the time being.

Involvement in Certain Legal Proceedings

None of our directors, executive officers or control persons has been involved in any of the following events during the past five years: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences); (iii) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Code of Ethics

Our Board of Directors adopted our Code of Ethics in June 2013. The Code of Ethics states the principles and expectations governing the behavior of individuals within our organization. It describes the minimum requirements for conduct, and behavioral expectations rather than specific activities.

The purpose of the Code is to provide guidance and set common ethical standards that each of Royal Bakery’s management and employees must adhere to with highest professional standard and on a consistent basis. Many of the policies in this Code are based on various federal and state laws and regulations. Others are based on business and ethical principles. The Code helps Royal Bakery to accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of our business.

Code of Ethics of our Business

Duties to Employees:
It is the policy of Royal Bakery to be an equal opportunity employer, and we welcome diversity in our workforce. All terms and conditions of employment will be made without consideration of religion, race, color, age, national origin, marital status, and any other classifications protected by federal, state or local law and regulation. Our policy is to treat every employee with dignity and respect.

Duties to Sub-Franchisor and Sub-Franchisees:
Royal Bakery will be fair and truthful and maintain positive relationships with our sub-franchisor, Egg Tart Café United Holdings, LLC, and Egg Tart Café’s sub-franchisees. We expect our management and employees to understand the importance of using professional integrity in our business dealings with our franchisor and franchisees. We will create a culture of leadership and also, provide an open, supportive environment to encourage franchisees to share their ideas with us and to build up a team work between Royal Bakery and the franchisee community.

Duties to the Public:
We will dedicate our effort to advancing our restaurants while promoting the highest professional and ethical standards to serve our customers. Our commitment to our customers is as follows:

1.	Food–Safety - We will have a firm commitment to food safety, always placing food safety above financial concerns, and provide the highest product quality standards.
2.	Supplier Standards - We shall be familiar with our suppliers and perform due diligence before signing a contract with a new supplier.
3.	Public Health – We shall use fresh, healthy ingredients for our products and not use harmful additives to minimize the growing health epidemic.
4.
Friendly Environment – We shall present a clean, attractive, comfortable and friendly service to our customers. In keeping with this spirit, we strive to avoid unsafe, unhealthy or hazardous environments.

Internal Auditing:
The purpose of internal auditing is to establish trust that will provide the basis for reliance on management’s judgment. Internal audits shall be of the highest professional objectivity and shall make a balanced assessment of all the relevant circumstances.  They shall not be unduly influenced by management’s own interests. They shall promote the value of information that all of Royal Bakery staff receive and shall not disclose information without appropriate authority unless there is a legal or professional obligation to do so. Management shall apply their knowledge, skills and experience needed in the performance of conducting internal auditing process.

Code of Ethics of our Employees:

Harassment:
It is Royal Bakery's policy to prohibit intentional and unintentional harassment of any individual by another person on the basis of any protected classification including, but not limited to, religion, color, race, sex, national origin, age, disability, marital status, citizenship, veteran status or sexual orientation, and any other classifications protected by federal, state or local law, rule, regulation or ordinance. This policy is intended to ensure no one harasses another individual in our workplace.

Honest and Ethical Conduct:
Royal Bakery expects all employees to act with the highest standards of honesty and ethical conduct, while working on the Company premises. Employees must treat fellow workers, supervisors and customers with respect. All employees are expected to abide by policies of fairness toward customers, suppliers and other competitors. It is the employee's responsibility to help create an environment that is not offensive. Employees cannot utter slurs or offend others with words or actions. An employee must practice safety at all times to ensure not only his well-being but that of others. Alcohol or illegal drugs are forbidden inside the Company.

Health and Safety:
Employees must report to work free from the influence of illegal drugs or alcohol. Company personnel must adhere to practices that encourage cleanliness and promote the safe use of all work tools. All employees who handle food processing and or work in the kitchen shall be certified by appropriate regulatory agencies. Accidents and defective equipment should be reported immediately. Violence or threats of violence against workers or customers are not tolerated.

Duties to the Company:
Our employees shall act in the best interests of the Company. We require employees to promptly report any illegal behavior or violations of the Code to senior management. We all must assist in this process by reporting anything that could damage our reputation for service quality and food safety.  We shall strive to improve the restaurant profession by continuing training and sharing our experience for the benefit of all.

Confidential Information:
All employees may have access to information related to the Company that is not known to the general public. Such information must be kept confidential. It can only be used for appropriate business purposes. Inappropriate disclosure of confidential information can cause irreparable harm to the company and will not be tolerated.

Additional Provision:
The provisions of this Code of Ethics may not include all situations or events likely to occur in the conduct of Royal Bakery's operation. Additional statements might be added from time to time, either to address topics not covered or to provide greater detail on topics already covered by the Code.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We have not paid any compensation (including cash, stock awards, option awards or other compensation) to our officers since inception.

There are no payments to any directors at present.  We will look at their contribution over time and may pay them at a later stage when the Company is generating a positive cash flow.

We have not ever issued any equity awards, including stock, stock options and share appreciation rights, to any person, including directors, officers or consultants.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth, as of September 3, 2014 certain information regarding the ownership of our common stock by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our directors, (iii) our Principal Executive Officer and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each person shown is c/o Royal Bakery Holdings, Inc., 405 Old County Rd. Belmont, CA 94002. Beneficial ownership, for purposes of this table, includes options to purchase common stock that are either currently exercisable or will be exercisable within 60 days of the date of this Prospectus.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class

Yam Ming Chong (1)	2,583,333	18.0%
Yue Kwan Chong (1)	2,683,333	18.7%
Winnie Sze Wing Cheung, CFO & Director (2)	2,260,417	15.7%
Tommy Yu Yan Cheung, Chairman	2,066,667	14.4%
Egg Tart Café United Holdings, LLC (3)	2,583,333	18.0%
Nikki Ma, Secretary & Director (4)	275,000	1.9%
All executive officers and directors as a group (3 persons)	4,602,084	32.0%

(1)	Yam Ming Chong (John) and Yue Kwan Chong (Jerry) are father and son

(2)	Winnie Sze Wing Cheung’s husband, Alvin Li, is one of the management members of Egg Tart Café United Holdings, LLC

(3)
Egg Tart Café United Holdings, LLC is the sub-franchisor of the Company. Stephen Wan and Suzy Liu, the two management members of Egg Tart Café United Holdings, LLC, together have the voting and dispositive control over the shares owned by Egg Tart Café United Holdings, LLC. Neither Stephen Wan nor Suzy Liu  directly own any shares of Royal Bakery Holdings, Inc.

(4)
Nikki Ma is one of the two shareholders of Eunik Investment and the daughter of George Ma, one of the management members of Egg Tart Café United Holdings, LLC. Eunik Investment has 275,000 shares of the Company. Nikki Ma owns 50% of Eunik Investment.

Note: The above percentages are calculated based on the total outstanding and issued shares (i.e. 14,383,000 shares).

There are no arrangements or understanding among the parties set out above or their respective associates or affiliates concerning election of directors or any other matters which may require shareholder approval.

Changes in Control

We are unaware of any contract, or other arrangement or provision, the operation of which may at a subsequent date result in a change of control of our Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Except as described below, none of the following parties has had any material interest, direct or indirect, in any transaction with us during our last fiscal year or in any presently proposed transaction that has or will materially affect us:

1.	any of our directors or officers;
2.	any person proposed as a nominee for election as a director;
3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock; or
4.	any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the above persons.

Some of the parties involved with the operation and management of the Company have other relationships that may create disincentives to act in the best interest of the Company and its investors. As previously disclosed, some of our majority shareholders and members of our management have interests in Egg Tart Café, our sub-franchisor and an 18% holder of our common stock, and Majestic Production, the company with which we entered into a material supply contract. The current management has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts.  As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

We had transactions with certain of our officers, directors and shareholders owning more than 10% of our common stock since inception as follows:

●
Egg Tart Café United Holdings, LLC had a payable of $10,000 to the Company on December 31, 2012 and paid this $10,000 to the Company in January 2013, as to comply to the agreement signed between the Company and our sub-franchisor Egg Tart Café United Holdings, LLC. However, we have amended the Sub-Franchisor Agreement regarding the payment schedule, since Egg Tart Café has only identified one restaurant location at San Francisco at the end of 2012. The Company agreed to receive $10,000 from Egg Tart Café as fulfilling one of the payment terms when signing the sub-franchisor agreement, other payment will be $10,000 per year or until the time that Egg Tart Café signs up more sub-franchisees which may be directly owned or independently owned and operated. Egg Tart Café paid the Company $10,000 in January 2013 for its payable to Company as of December 31, 2012 and then paid the Company another $10,000 at the end of December 2013.

●
The Company paid certain franchise professional fees of $30,750 on behalf of Egg Tart Cafe during the year ended December 31, 2013. Egg Tart Café paid back the full advance amount to Company at the end of December 2013.  The advance was not subject to a written agreement.

●
The Company purchased $88,396 and $20,786 of food products from a food production wholesaler (“Majestic Production”) which is majority-owned by Egg Tart Cafe above, for six months ended June 30, 2014 and the year ended December 31, 2013, respectively. The terms by which Royal Bakery purchases products from Majestic Production is subject to a written agreement. The Company also sub-leases the office from Majestic Production from April 1, 2013 to February 28, 2014 at a monthly rental rate of $3,500 on a  month-to-month basis and from March 1, 2014 at a monthly rental rate of $2,000 on a month-to-month basis. The Company paid $15,000 and $31,500 in lease payments to Majestic Production during six months ended June 30, 2014 and the year ended December 31, 2013, respectively. Majestic Production is the central producer of bakery and café products.  The Company through its subsidiary RBSTC purchases products produced by Majestic Production and resells them at a profit to food retailers, including Egg Tart Café’s sub-franchisees. Our sub-franchisor and sub-franchisees will order food and drinks, and operational related products.

●
The Company has sales of $29,357 and $21,811 and a receivable of $8,048 and $532 for Aw2gether LLC., which is majority-owned by Nikki Ma, one of our Directors, our Secretary and our COO, for the six months ended June 30, 2014, and the year ended December 31, 2013 and as of June 30, 2014 and December 31, 2013, respectively.  Aw2gether is a customer which buys products through Royal Bakery’s subsidiary RBSTC. There is no agreement entered between us and Ms. Ma for these transactions.

●
The Company engaged Eunik Investment that is majority-owned by Nikki Ma, one of our Directors, our Secretary and our COO, to provide consultant service of $30,000 during the year ended December 31, 2012 and had a payable of $9,000 to this entity as of December 31, 2012.  The Company did not engage Eunik Investment for consultant services during the year ended December 31, 2013 and has no payable to Eunik Investment as of December 31, 2013. The consultation service requires Ms. Ma to assist the Company in working with our auditor and attorney in the United States, since two of our Directors are stationed in Hong Kong.

●
Ovo Café, Inc. entered into an agreement with our sub-franchisor to open its own Ovo food truck which was subsequently opened in mid January 2014.  Ovo Café, Inc. entered into another agreement with our sub-franchisor to open an Ovo restaurant which was subsequently opened on February 18, 2014.  Ovo Café, Inc. is 9.4% owned by Winnie Sze Wing Cheung, one of our directors and our Chief Financial Officer, 9.4% by Tommy Cheung, one of our directors and our Chief Executive Officer, and 18.8% owned by Yam Ming Chong and Yue Kwan Chong, two individual major shareholders of the Company. In the six months ended June 30, 2014 and as of June 30, 2014, we had sales of food products of $81,918 at a 8.2% markup to, and a receivable of $39,926 for, Ovo Café, Inc.

●
1186 Limited. We entered a consulting agreement with 1186 Limited, a Hong Kong entity that is owned by Yam Ming Chong and Yue Kwan Chong, on March 18, 2014. 1186 Limited will advise the Company on operating a Hong Kong style food and beverage business whenever the Company requests such services in exchange for a fee of $100 per hour (with a minimum of 8 hours per training session). This agreement terminates on December 31, 2015. Yam Ming Chong and Yue Kwan Chong together own 36.7% of the Company’s common stock. Yam Ming Chong and Yue Kwan Chong are father and son.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

There has been no market for our securities. Our common stock is not traded on any exchange or on the over-the-counter market. After the effective date of the registration statement relating to this prospectus, we hope to have a market maker file an application with the Financial Industry Regulatory Authority, FINRA for our common stock to be eligible for trading. We do not yet have a market maker who has agreed to file such application. A trading market may not develop, or, if one develops, that may not be sustained. Consequently, a purchaser of our common stock may find it difficult to resell the securities offered herein should the purchaser desire to do so when eligible for public resale.

Security Holders

As of September 3, 2014, there were 14,383,000 shares of common stock issued and outstanding, which were held by 65 stockholders of record.

Dividend Policy

No dividends have been declared or paid on our common stock. We do not currently intend to pay any cash dividends in the foreseeable future.

Securities Authorized For Issuance Under Compensation Plans

We do not have an equity compensation plan in place, and have not awarded equity securities as compensation to officers, directors, employees or consultants.

Warrants

As of the date of this Prospectus, we have issued neither any warrants nor options exercisable into shares of our capital stock nor debt convertible into shares of our capital stock.

DESCRIPTION OF SECURITIES

We are authorized to issue an aggregate number of 25,000,000 shares of common stock, $0.0001 par value per share.  Currently, we have 14,383,000 shares of common stock issued and outstanding and no securities exercisable into or convertible into our capital stock are currently outstanding.

Each share of common stock has one (1) vote per share. Our common stock does not provide preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Our common stock holders are not entitled to cumulative voting for election of Board of Directors.

Shareholders Agreement

All of the Company’s current shareholders are party to a shareholders’ agreement, dated June 8, 2011 (the “Shareholders Agreement”).  The following is a summary of the material terms of the Shareholders Agreement:

●	The number of Directors is set at three (3), subject to modification by a resolution of the Board of Directors.
●	The Board has broad discretionary powers subject to no limitations save applicable sections of the Shareholders Agreement.
●	Any knowing violations or intentional/willful/wanton act that causes damage to the Company could result in the forced sale of your Shares.
●
The inability of the Company to lawfully make purchases back shall not excuse either the Company or the seller from that provision, instead it tolls until the Company is legally able to make such purchase.

●	The authorization of new Shares is contingent on an affirmative vote of a super majority (67% of the board of directors).
●	Arbitration is the exclusive method by which any and all disputes are to be resolved.
●	In order to amend the shareholders agreement a super majority (67%) of the Company’s outstanding voting stock is required.

Employee Stock Option Plan

We do not currently have any employee stock option or other incentive plans for any officers, directors, employees or consultants.

Transfer Agent

We do not currently have a transfer agent.  We are currently maintaining the records for the allocation of our shares of capital stock, the names of our shareholders and the address and other information for each of those shareholders.  We intend to hire a transfer agent to register sales and transfers of our common stock.  Until we hire a transfer agent, all changes in share ownership must be registered in our books for us to treat the transfer as effective.

EXPERTS

The consolidated financial statements of Royal Bakery Holdings, Inc., as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and December 31, 2012 have been included herein, in reliance upon the report of Cowan, Gunteski & Co., P.A., appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covers the years ended December 31, 2013 and December 31, 2012.

LEGAL MATTERS

The validity of the Shares offered in this Prospectus is being passed upon for us by our counsel, Sanders Ortoli Vaughn-Flam Rosenstadt LLP.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our by-laws require us to indemnify our officers and directors, and certain other persons, under certain circumstances against all expenses and liabilities incurred or suffered by such persons because of a lawsuit or similar proceeding to which the person is made a party by reason of his being a director or officer of Royal Bakery, unless that indemnification is prohibited by law. We may also purchase and maintain insurance for the benefit of any officer which may cover claims for which we could not indemnify a director or officer. We have been advised that in the opinion of the Securities and Exchange Commission, indemnification of our officers, directors and controlling persons under these provisions, or otherwise, is against public policy and is unenforceable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

ADDITIONAL INFORMATION

Upon effectiveness of the registration statement of which this Prospectus forms a part, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The SEC maintains a website, http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the SEC, including us. Our SEC filings are also available to the public from commercial document retrieval services. Information contained on our website should not be considered part of this Prospectus.

You may also request a copy of our filings at no cost by writing or telephoning us at:

Royal Bakery Holdings, Inc.
405 Old County Rd.
Belmont, CA 94002
(650) 530-0368

Royal Bakery Holdings, Inc. and Subsidiary

Index To

Consolidated Financial Statements

(Stated in US dollars)

CONTENTS	PAGES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2014 (UNAUDITED) AND DECEMBER 31, 2013 AND 2012	F-2

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013 (UNAUDITED), FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012 , AND FOR THE PERIOD FROM JUNE 7, 2011 (INCEPTION) TO JUNE 30, 2014 (UNAUDITED)
F-3

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE PERIOD FROM JUNE 7, 2011 (INCEPTION) TO JUNE 30, 2014 (UNAUDITED)	F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013 (UNAUDITED), FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012, AND FOR THE PERIOD FROM JUNE 7, 2011 (INCEPTION) TO JUNE 30, 2014 (UNAUDITED)
F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-6 – F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Royal Bakery Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Royal Bakery Holdings, Inc. and Subsidiary (A Development Stage Company) as of December 31, 2013 and 2012, the related consolidated statements of operations, and cash flows for each of the years in the two-year period ended December 31, 2013, and the consolidated statement of changes in stockholder’s equity for the period from June 7, 2011 (inception) to December 31, 2013. Royal Bakery Holdings Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Royal Bakery Holdings, Inc. and Subsidiary (A Development Stage Company) as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred net losses of $120,433 and $85,006 for the years ended December 31, 2013 and 2012, respectively, and has a deficit accumulated during the development stage of $220,493 at December 31, 2013, and there are uncertain conditions the Company faces relative to its’ ability to obtain capital, generate revenue, and generate profits and cash flows from operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

/s/ Cowan, Gunteski & Co., P.A.

April 23, 2014
Tinton Falls, NJ

Reply to: 730 Hope Road    Tinton Falls    NJ 07724    Phone: 732.676.4100    Fax: 732.676.4101
40 Bey Lea Road, Suite A101    Toms River    NJ 08753    Phone: 732.349.6880    Fax: 732.349.1949
Member of CPAmerica International
Auditors of SEC Registrants under the PCAOB
www.CowanGunteski.com

Royal Bakery Holdings, Inc. and Subsidiary
( A Development Stage Company)
Consolidated Balance Sheets

	June 30,	December 31,
	2014	2013	2012
	(Unaudited)

ASSETS

Current Assets
Cash	$94,772	$334,362	$85,886
Accounts Receivable - Related Party	68,927	532	10,000
Inventory	29,344	-	-
Total Current Assets	193,043	334,894	95,886

Other Assets
Accounts Receivable - Related Party, noncurrent	10,000	-	-
Intangible Asset, net	18,725	11,621	-
Total Other Assets	28,725	11,621	-

Total Assets	$221,768	$346,515	$95,886

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable - Related Party	$-	$-	$9,000
Accounts Payable and Accrued Expenses - Others	58,953	48,908	4,446
Unearned Revenues	-	20,000	10,000
Total Current Liabilities	58,953	68,908	23,446

Commitments and Contingencies	-	-	-

Stockholders' Equity
Common Stock, authorized 25,000,000 shares, par value $0.0001, 14,383,000, 14,383,000 and 13,840,334 shares issued and outstanding at June 30, 2014, December 31, 2013 and December 31, 2012, respectively	1,438	1,438	1,384
Additional paid-in-capital	496,662	496,662	171,116
Deficit accumulated during development stage	(335,285)	(220,493)	(100,060)
Total Stockholders' Equity	162,815	277,607	72,440

Total Liabilities and Stockholders' Equity	$221,768	$346,515	$95,886

The accompanying notes are an integral part of the consolidated financial statements.

Royal Bakery Holdings, Inc. and Subsidiary
( A Development Stage Company)
Consolidated Statements of Operations

					Period From
			For the Years Ended December 31,		June 7, 2011
	For the Six Months Ended				(Inception) to
	June 30,				June 30,
	2014	2013	2013	2012	2014
	(Unaudited)	(Unaudited)			(Unaudited)

Wholesale Revenues, Related Parties	$111,276	$-	$21,811	$-	$133,087
Franchise Fee Revenues, Related Party	50,000	-	-	-	50,000
Royalty Revenues, Related Party	3,611	-	-	-	3,611
Total Revenues	164,887	-	21,811	-	186,698

Costs of Wholesale Revenues	(103,609)	-	(23,229)	-	(126,838)
Gross Profit (Loss)	61,278	-	(1,418)	-	59,860

Operating Expenses

Legal and Professional	108,817	3,149	78,207	41,321	243,384
Rents	15,000	10,500	31,500	9,600	56,100
General and Administrative	52,253	8,527	11,776	34,110	98,174
Total Operating Expenses	176,070	22,176	121,483	85,031	397,658

Operating Loss	(114,792)	(22,176)	(122,901)	(85,031)	(337,798)

Other Income	-	2,468	2,468	25	2,513

Net Loss	$(114,792)	$(19,708)	$(120,433)	$(85,006)	$(335,285)

Net Loss per share - Basic and diluted	$(0.01)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	14,383,000	14,143,988	14,264,476	12,851,765

The accompanying notes are an integral part of the consolidated financial statements.

Royal Bakery Holdings, Inc. and Subsidiary
(A Development Stage Company)
Consolidated Statement of Changes in Stockholders' Equity
For the Period From June 7, 2011 (Inception) to June 30, 2014 (Unaudited)

				Deficit
				Accumulated
				During	Total
	Common Stock		Additional	Development	Stockholders'
	Shares	Amount	Paid-in Capital	Stage	Equity

Balance as of June 7, 2011 (Inception)	-	$-	$-	$-	$-

Sale of common stock	10,000,000	1,000	99,000	-	100,000

Net loss for the period June 7, 2011 (inception) to December 31, 2011	-	-	-	(15,054)	(15,054)

Balance as of December 31, 2011	10,000,000	1,000	99,000	(15,054)	84,946

Sale of common stock	3,840,334	384	72,116	-	72,500

Net loss for the year ended December 31, 2012	-	-	-	(85,006)	(85,006)

Balance as of December 31, 2012	13,840,334	1,384	171,116	(100,060)	72,440

Sale of common stock	542,666	54	325,546	-	325,600

Net loss for the year ended December 31, 2013	-	-	-	(120,433)	(120,433)

Balance as of December 31, 2013	14,383,000	1,438	496,662	(220,493)	277,607

Net loss for the six months ended June 30, 2014	-	-	-	(114,792)	(114,792)

Balance as of June 30, 2014 (unaudited)	14,383,000	$1,438	$496,662	$(335,285)	$162,815

The accompanying notes are an integral part of the consolidated financial statements.

Royal Bakery Holdings, Inc. and Subsidiary
( A Development Stage Company)
Consolidated Statements of Cash Flows

					Period From
					June 7, 2011
	For the Six Months Ended June 30,		For the Years Ended December 31,		(Inception) to June 30,
	2014	2013	2013	2012	2014
	(Unaudited)	(Unaudited)			(Unaudited)

Cash Flows from Operating Activities
Net loss	$(114,792)	$(19,708)	$(120,433)	$(85,006)	$(335,285)
Adjustment to reconcile net loss to net cash flows from operating activities
Amortization	646	-	-	-	646
(Increase)/Decrease in accounts receivable - related party	(78,395)	(5,375)	9,468	(10,000)	(78,927)
(Increase) in inventory	(29,344)	-	-	-	(29,344)
Increase/ (Decrease) in accounts payable and accrued expenses	10,045	(5,879)	35,462	11,522	58,953
Increase/(Decrease) in unearned revenue	(20,000)	-	10,000	10,000	-
Net cash (used in) operating activities	(231,840)	(30,962)	(65,503)	(73,484)	(383,957)

Cash Flows from Investing Activities
Payments for intangible asset	(7,750)	-	(11,621)	-	(19,371)
Net cash (used in) investing activities	(7,750)	-	(11,621)	-	(19,371)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	-	325,600	325,600	72,500	498,100
Net cash provided by financing activities	-	325,600	325,600	72,500	498,100

Net increase/(decrease) in cash	(239,590)	294,638	248,476	(984)	94,772

Cash, at beginning of period	334,362	85,886	85,886	86,870	-
Cash, at end of period	$94,772	$380,524	$334,362	$85,886	$94,772

Supplemental cash flow information
Interest paid	$-	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

Royal Bakery Holdings, Inc. and Subsidiary
(A Development Stage Company)
Notes to Consolidated Financial Statements

1. Nature of Operations and Going Concern

Royal Bakery Holdings, Inc. (“Royal Bakery”, or “Company”) was incorporated in the State of Delaware on June 7, 2011. Royal Bakery is currently located in Belmont, California, and is a holding company with its core business as a bakery and bistro franchisor.

Royal Bakery Holdings, Inc. has a wholly-owned subsidiary, Royal Bakery Sourcing and Trading Corp. (“RBSTC”), which was incorporated on August 20, 2013 under the laws of the State of California. RBSTC is an operating arm to purchase the bakery and bistro products from suppliers and resell the bakery and bistro products to the food retailers. Currently, the principal supplier is Majestic Production of Peninsula, LLC (“Majestic Production”), the operator of Royal Bakery’s acting central kitchen and which is 100% owned by Egg Tart Café United Holdings, LLC (“Egg Tart Café”) with whom Royal Bakery has a franchise agreement, and which beneficially owns about 18% of our common stock.

Going Concern

As indicated in the accompanying consolidated financial statements, the Company is a development stage company which had net losses of $114,792 for the six months ended June 30, 2014, and $120,433 and $85,006 during the years ended December 31, 2013 and 2012, respectively and a deficit accumulated of $220,493 during the development stage from inception to December 31, 2013 and $335,285 at June 30, 2014. Management’s plans include the raising of capital through the equity markets to fund future operations and the generating of revenue through its franchise business. Failure to raise adequate capital and generate adequate sales revenues could result in the Company having to curtail or cease operations.

Additionally, even if the Company does raise sufficient capital to support its operating expenses and generate adequate revenues, there can be no assurances that the revenues will be sufficient to enable it to develop business to a level where it will generate profits and cash flows from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. However, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from these estimates.

Unaudited interim financial information

The accompanying interim consolidated financial statements and related notes of the Company for the six months ended June 30, 2014 and June 30, 2013 and as of June 30, 2014 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and in the opinion of management reflects all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and cash flows of the Company for the six months ended June 30, 2014 and 2013, and the financial position of the Company as of June 30, 2014. The financial data and other financial information disclosed in these notes to the consolidated financial statements related to the six months ended June 30, 2014 and 2013 are unaudited. The results for the six month period ended June 30, 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014, or any other future year or interim period.

Principles of Consolidation

The books and records of the parent company Royal Bakery Holdings, Inc. have been consolidated with the records of the wholly-owned subsidiary, Royal Bakery Sourcing and Trading Corp. as of June 30, 2014 and December 31, 2013. The June 30, 2013 and December 31, 2012 financial statements include only the transactions for Royal Bakery Holdings, Inc. as Royal Bakery Sourcing and Trading Corp. was incorporated in August 2013. All of the inter-company transactions have been eliminated, upon consolidation.

Variable Interest Entities

The Company applies the guidance in ASC 810 relating to the accounting for variable interest entities (“VIE”). The enterprise that consolidates the VIE (the primary beneficiary) is defined as the enterprise with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. The Company does not possess any ownership interests in its franchise entity or other entities. The franchise agreement is designed for the franchisor to provide the franchisee with technical support, know-how; thus, enabling the franchisee to control and oversee its operations, while the Company’s decision-making is related to protecting Royal Bakery’s brand and exploration of market elsewhere. On an ongoing basis, the Company evaluates its business relationships with its franchisee, suppliers, and other entities to identify potential variable interest entities. The Company has concluded that consolidation of any such entities is not appropriate for the periods presented.

Development Stage Enterprise

The Company is a development stage company as defined in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 915 “Development Stage Entities”. Since June 7, 2011, the Company has been devoting substantially all of its efforts to establish itself as a bakery and bistro franchisor. As such, the Company has not generated sufficient revenues from its operations and has no assurance of future revenues. All losses accumulated since June 7, 2011 has been considered as part of the Company’s development stage activities.

Royal Bakery Holdings, Inc. and Subsidiary
(A Development Stage Company)
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at June 30, 2014, and December 31, 2013 and 2012.

Accounts Receivable

Accounts receivable consist primarily of amounts due for franchise fees and royalties, and wholesale food sales, which are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts. The Company evaluates the trends in franchisee’ payment patterns, including review of specific delinquent accounts, changes in business conditions and external communications available about franchisee to estimate the level of allowance that is needed to address potential losses that the Company may incur due to the franchisee’s inability to pay. Accounts are considered delinquent or past due, if they have not been paid within the terms provided on the invoice. Delinquent account balances are written off after management has determined that the likelihood of collection is not probable.

The Company recorded no allowance for doubtful accounts as of June 30, 2014. The Company did not record any allowance for doubtful accounts as of December 31, 2013 and 2012, since the receivable at year-end was collected in the subsequent period.

Franchise and License Operations

The Company executes franchise or license agreements for each unit operated by other parties which set out the terms of our arrangement with the franchisee or licensee. The franchise and license agreements typically require the franchisee or licensee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to the Company’s approval and franchisee’s payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration.

Revenue Recognition

Income from the franchisees includes initial fees, continuing fees and renewal fees. The Company recognizes initial fees received from a franchisee as revenue when the Company has performed substantially all initial services required by the franchise agreement, which is generally upon the opening of a restaurant. The Company recognizes continuing fees based upon a percentage of franchisee sales. The Company recognizes renewal fees when a renewal agreement with a franchisee becomes effective. Revenues from product sales are recognized when the food and beverage products are sold.

Inventory

Inventories consist of finished goods and are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Provision for potentially obsolete or slow moving inventory is made based on management’s analysis of inventory levels and future sales forecasts.  There was no provision recorded for the six months ended June 30, 2014.

Amortization

Intangible assets are stated at cost and are amortized using the straight-line method over their estimated useful lives.

Fair Value of Financial Instruments

All financial instruments are carried at amounts that approximate estimated fair value because of the relatively short maturity of the instruments.

Royal Bakery Holdings, Inc. and Subsidiary
(A Development Stage Company)
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with the “Accounting for Income Taxes” Topic of the FASB ASC 740. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At June 30, 2014, December 31, 2013 and 2012, the Company had no recognized tax benefits.

The Company’s policy is to recognize both interest and penalties related to unrecognized tax benefits in interest expense and operating expenses, respectively. The Company has not recorded any interest and penalties since its inception.

Net Loss Per Share

Net loss per share includes no dilution and is computed on the basis of the weighted−average number of common shares outstanding during the period.

New Accounting Pronouncements

The Company does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

3. Intangible Asset

Intangible asset consists of fees of $19,371 paid to an unrelated company to design and develop the Company’s franchisee branding asset. It is amortized on the straight-line method for 10 years. The Company began to amortize this asset from March 2014.  The accumulated amortization was $646 as of June 30, 2014.

Amortization expense for the six months ended June 30, 2014 and 2013 are $646 and $0, respectively.  Amortization expense for the years ended December 31, 2013 and 2012 are $0 and $0, respectively.

4. Income Taxes

There was no net current or deferred income tax provision for the six months ended June 30, 2014 and 2013, or the years ended December 31, 2013 and 2012.

The Company’s deferred tax assets as of June 30, 2014, and December 31, 2013, and 2012 consist of the following:
	June 30, 2014	December 31, 2013	December 31, 2012
Deferred income tax assets:	(Unaudited)
Net operating loss carryforward	$134,114	$88,197	$40,024
Valuation allowance	(134,114)	(88,197)	(40,024)
Deferred income tax assets	$-	$-	$-

Royal Bakery Holdings, Inc. and Subsidiary
(A Development Stage Company)
Notes to Consolidated Financial Statements

4. Income Taxes (continued)

As of December 31, 2013 and 2012, the Company had a net operating loss carryforward of $220,493 and $100,060, respectively, which is available to offset future taxable income through 2033. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon historical net losses and the Company being in the development stage, management believes that it is not more likely than not that the deferred tax assets will be realized and has provided a valuation allowance of 100% of the deferred tax assets. The valuation allowance increased by $45,917, $48,173 and $34,001 in the six months ended June 30, 2014, and the years ended December 31, 2013 and 2012, respectively.

A reconciliation of the Statutory Federal tax rate to the Effective tax rate is as follows:

	December 31, 2013	December 31, 2012
Statutory Federal tax rate	(34.0)%	(34.0)%
State income taxes (net of Federal benefit)	(6.0)	(6.0)
Effect of valuation allowance	40.0	40.0
Effective tax rate	-%	-%

	June 30, 2014	June 30, 2013
	(unaudited)	(unaudited)
Statutory Federal tax rate	(34.0)%	(34.0)%
State income taxes (net of Federal benefit)	(6.0)	(6.0)
Effect of valuation allowance	40.0	40.0
Effective tax rate	-%	-%

Management feels that the Company does not have any tax positions that will result in a material impact on the Company’s consolidated financial statements because of the adoption of ASC 740.  However, management’s conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

The Company and its subsidiaries file U.S. federal and state income tax returns. There are no on-going examinations of income tax returns filed by the Company. U.S. federal income tax returns ending after 2011 are subject to examination by the Internal Revenue Service. State income tax returns for tax years ending after 2011 are subject to examination by related state tax authorities.

5. Commitments

During the year ended December 31, 2012, the Company leased an office at Sunnyvale, California, at a monthly rental rate of $800 for a total of $9,600. The lease expired on December 31, 2012.

The Company currently sub-leases from a related company another office at Belmont, CA commencing April 1, 2013 at a monthly rental rate of $3,500 on a month-to-month basis. From March 1, 2014, the monthly rental rate was changed from $3,500 to $2,000. The Company had $15,000 and $31,500 lease expenses during the six months ended June 30, 2014 and the year ended December 31, 2013, respectively (See Note 9).

On September 1, 2013, we entered into a ten-year agreement with Majestic Production under which we agree to buy and Majestic Production agrees to sell us products at a 5% discount off the regular sales price at which Majestic Production would sell to other third parties. To maintain this discount, the Company has agreed to purchase no less than $500,000 of products from Majestic Production during the first year, $750,000 the second year, and $1,000,000 the third year and thereafter, beginning from September 1, 2013, in a nonbinding agreement.

Royal Bakery Holdings, Inc. and Subsidiary
(A Development Stage Company)
Notes to Consolidated Financial Statements

6. Loss per Common Share

Basic earnings (loss) per common share excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Since the Company has only incurred losses, basic and diluted loss per share is the same. Furthermore, as of December 31, 2013 and 2012, there were no diluted shares outstanding.

	For the year ended December 31,	For the year ended December 31,
	2013	2012
Numerator:
Net loss	$(120,433)	$(85,006)
Denominator:
Weighted average common shares	14,264,476	12,851,765
Net loss attributable to the Company's common stockholders per share—basic	$(0.01)	$(0.01)

	For the six months ended June 30,	For the six months ended June 30,
	2014	2013
	(unaudited)	(unaudited)
Numerator:
Net loss	$(114,792)	$(19,708)
Denominator:
Weighted average common shares	14,383,000	14,143,988
Net loss attributable to the Company's common stockholders per share—basic	$(0.01)	$(0.00)

7. Stockholders’ Equity

Common Stock

On June 7, 2011, the Company authorized 25,000,000 shares of common stock at par value of $0.0001. The holders of common stock are entitled to one vote per share.

During the period ended December 31, 2011, the Company sold 10,000,000 shares at $0.01 per share, for total cash proceeds of $100,000. Of this amount, 3,350,000 shares were sold to the Company’s directors, and the remaining 6,650,000 shares were sold to other shareholders that were non-affiliated investors.

During the year ended December 31, 2012, the Company sold 2,916,667 shares at $0.012 per share, 775,000 shares at $0.02 per share, 120,000 shares at $0.04 per share, and 28,667 shares at $0.60 per share, for total cash proceeds of $72,500. Of these 3,840,334 shares, 1,252,083 shares were sold to the Company’s directors, and the remaining 2,588,251 shares were sold to non-affiliated investors.

During the year ended December 31, 2013, the Company sold 542,666 shares at $0.60 per share, for total cash proceeds of $325,600. These 542,666 shares were sold to the shareholders that were non-affiliated investors.

8. Concentrations

The Company has one sub-franchisor Egg Tart Café accounting for 100% of the unearned revenue for the years ended December 31, 2013 and 2012, and has this sub-franchisor accounted for 100% of accounts receivable as of December 31, 2012.  This sub-franchisor accounted for 39% of accounts receivable as of June 30, 2014. This sub-franchisor is a related party of the Company (see Note 9).

The Company purchased 85% and 89% of food products from a food production wholesaler, Majestic Productions, for the six months ended June 30, 2014 and the year ended December 31, 2013. Majestic Productions is a related party of the Company (see Note 9).

The Company sold $29,357 and $21,811 to a food truck, Aw2gether (“Aw2gether”) DBA Hongry Kong, accounting for 26% and 100% of the food revenue for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively, and Hongry Kong accounted for 10% and 100% of accounts receivable as of June 30, 2014 and December 31, 2013, respectively. Hongry Kong is an indirectly related party of the Company (see Note 9).

The Company sold  $81,918 to a company, OVO Café Inc,, accounting for 74% of the food revenue for the six months ended June 30, 2014 and Ovo Café Inc. accounted for 51% of accounts receivable as of June 30, 2014. The Company had no sales to or accounts receivable from Ovo Café, Inc. during the years ended December 31, 2013 and 2012. Ovo Café, Inc. is an indirectly related party of the Company (see Note 9).

Royal Bakery Holdings, Inc. and Subsidiary
(A Development Stage Company)
Notes to Consolidated Financial Statements

9. Related Party Transactions

The Company has billed one franchisee (Egg Tart Cafe) for $10,000 and $10,000 for the unearned franchise fee revenue for the years ended December 31, 2013 and 2012, respectively. The Company has a receivable of $0 at December 31, 2013 and $10,000 from this franchisee as of December 31, 2012. The Company has billed Egg Tart Cafe for $50,000 for the franchise fee revenue and $3,611 royalty fee revenue for the six months ended June 30, 2014 and has  a receivable of $30,953 as of June 30, 2014. Egg Tart Cafe owns an 18 percent interest in the Company’s outstanding common shares.

The Company purchased $20,786 of food products from a food production wholesaler (“Majestic Production”) which is owned by Egg Tart Cafe above, for the year ended December 31, 2013. The Company purchased $88,396 of food products from Majestic Production for the six months ended June 30, 2014. Also, the Company sub-leases the office from Majestic Production from April 1, 2013 at a monthly rental rate of $3,500 per month on a month to month basis and paid $31,500 to Majestic Production during the year ended December 31, 2013. Beginning March 1, 2014, the monthly rental decreased to $2,000 on a month-to-month basis. The Company had $15,000 and $10,500 lease expenses during the six months ended June 30, 2014 and 2013, respectively.

The Company has sales of $21,811 and a receivable of $532 from Aw2gether LLC, which is majority-owned by Nikki Ma, one of our Directors, our Secretary and our COO, for the year ended December 31, 2013 and as of December 31, 2013, respectively.  The Company has sales of $29,357 and a receivable of $8,048 from Aw2gether LLC for the six months ended June 30, 2014 and as of June 30, 2014, respectively. The Company engaged another entity (“Eunik Investment”) that is majority-owned by Nikki Ma to provide consultant services of $30,000 during the year ended December 31, 2012 and had a payable of $9,000 to this entity as of December 31, 2012.  The Company did not engage Eunik Investment for consultant services during the six months ended June 30, 2014, and the year ended December 31, 2013 and has no payable to Eunik Investment as of June 30, 2014 and December 31, 2013.

The Company has sales of $81,918 and a receivable of $39,926 from OVO Café Inc, which is 9.4% owned by Winnie Sze Wing Cheung, one of our directors and our Chief Financial Officer, 9.4% by Tommy Cheung, one of our directors and our Chief Executive Officer, and 18.8% owned by Yam Ming Chong and Yue Kwan Chong, two individual major shareholders of the Company, for the six months ended June 30, 2014 and as of June 30, 2014, respectively.

10. Franchise Agreement with Egg Tart Café

The Company has a franchise agreement with Egg Tart Café, a shareholder of Royal Bakery that has an 18% interest in the Company and is classified as a related party, for the development of Hong Kong style cafes under brand named OVO Café. The agreement is for 10 years and renewable by Egg Tart Café. The agreement, which was dated October 3, 2012, called for a non-refundable sub-franchise fee of $50,000 to be paid to the Company upon signing the sub-franchise agreement. All initial expenditures to begin operations are the responsibilities of Egg Tart Café.

Prior to opening, the Company will provide Egg Tart Café a defined territory, which includes North and South America. The training period is up to 15 hours. Egg Tart Café will receive a loaned copy of the Company’s Confidential Policy Manual, and samples of advertising and marketing materials.

The agreement was amended to indicate that, due to delays in Egg Tart Café signing up its sub-franchisees, the sub-franchise fee will consist of $10,000 due upon signing the agreement and remainder as Egg Tart Café signs up additional sub-franchisees to open the cafes under brand named OVO Cafés. In September 2013, this agreement was further amended to indicate that upon payment of the $10,000 made in January 2013, Egg Tart Café will pay the greater of $10,000 or $10,000 per franchisees established by Egg Tart Café by the end of each year, until the remaining $40,000 sub-franchise fee is paid off. Egg Tart Café paid another $10,000 sub-franchise fee to the Company in December 2013.

The Company had deferred recognition of the $20,000 paid by Egg Tart Café as the Company had not performed all of the required pre-opening services, which is expected to be completed upon Egg Tart Café signing on its first sub-franchisee and assisting in its opening on early 2014.

On January 10, 2014, Egg Tart Café signed a food truck as sub-franchisee. On January 31, 2014, Egg Tart Café signed a café restaurant as sub-franchisee. This food truck began its business operation in January 2014 and this café restaurant began its business operation in February 2014. Egg Tart Café performed all the required pre-opening services for this food truck and this café restaurant, and recognized the revenue from these two sub-franchisees.  As such, the Company recognized the $50,000 revenue from Egg Tart Café in January 2014.

On April 11, 2014, the Company and Egg Tart Café agreed to amend the Franchise Agreement entered on October 3, 2012 to indicate that, the Company is entitled to (i) a monthly royalty equal to thirty percent (30%) of all royalty proceeds Egg Tart Café receives from Egg Tart Café’s sub-franchisee and (ii) one-time sub-franchisee fees ranging from $5,000 to $14,500 depending on the physical size of the sub-franchisee.

11. Subsequent Events

The Company evaluated subsequent events, which are events or transactions that occurred after June 30, 2014 through the issuance of the accompanying financial statements.

PROSPECTUS

ROYAL BAKERY HOLDINGS, INC.

1,366,333 Shares of Common Stock

[[♦] [♦], 2014]

Until  [[♦], 2014] (the 90th day after the date of this Prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a Prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a Prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the offered securities in any jurisdiction where, or to any person to whom, it is unlawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in our affairs since the date hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the Shares offered in this offering. All of the amounts shown are estimated except for the Securities and Exchange Commission (the “SEC”) registration fee.

SEC registration fee	$300
Legal fees and expenses	$40,000
Accounting fees and expenses	$100,000
Miscellaneous expenses	$5,000
Total	$145,300

Item 14. Indemnification of Directors and Officers.

Our by-laws require us to indemnify our officers and directors, and certain other persons, under certain circumstances against all expenses and liabilities incurred or suffered by such persons because of a lawsuit or similar proceeding to which the person is made a party by reason of his being a director or officer of Royal Bakery or our subsidiary, unless that indemnification is prohibited by law. We may also purchase and maintain insurance for the benefit of any officer which may cover claims for which we could not indemnify a director or officer. We have been advised that in the opinion of the Securities and Exchange Commission, indemnification of our officers, directors and controlling persons under these provisions, or otherwise, is against public policy and is unenforceable.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

Since its inception, the Company has issued the following shares for the following consideration.  The Shares mentioned below were issued in reliance on exemptions from registration under Section 4(2) of the Securities Act of 1933, as amended, including Rule 506 of Regulation D. These transactions qualified for exemption from registration because among other things, the transactions did not involve a public offering, each investor was an accredited investor, each investor had access to information about our Company and their investment, each investor took the securities for investment and not resale, there was no general solicitation or advertising in connection with the placement and we took appropriate measures to restrict the transfer of the securities.

		Stock Certificate	Investment
Shareholders	Shares Owned	Issuance Date	Amount
Yam Ming Chong (John)	2,000,000	October 21, 2011	$20,000
Yam Ming Chong (John)	583,333	March 2, 2012	$7,000
Yue Kwan Chong (Jerry)	2,000,000	October 20, 2011	$20,000
Yue Kwan Chong (Jerry)	583,333	March 2, 2012	$7,000
Yue Kwan Chong (Jerry)	100,000	May 29, 2012	$2,000
Winnie Sze Wing Cheung	1,750,000	October 25, 2011	$17,500
Winnie Sze Wing Cheung	510,417	March 2, 2012	$6,125
Tommy Yu Yan Cheung	1,600,000	October 24, 2011	$16,000
Tommy Yu Yan Cheung	466,667	February 24, 2012	$5,600
Egg Tart Café	2,000,000	November 16, 2011	$20,000
Egg Tart Café	583,333	April 11, 2012	$7,000
Connie Suet Tan Wong	250,000	October 27, 2011	$2,500
Connie Suet Tan Wong	72,917	March 6, 2012	$875
Tai Ka Yum	200,000	October 25, 2011	$2,000
Tai Ka Yum	58,333	February 28, 2012	$700
George Ma	100,000	November 2, 2011	$1,000
George Ma	29,167	March 6, 2012	$350
Jessica Chong Ho Ching	100,000	November 4, 2011	$1,000
Jessica Chong Ho Ching	29,167	March 15, 2012	$350
Eunik Investment	275,000	February 17, 2012	$5,500
Regina Kit Lan Lee	100,000	May 7, 2012	$2,000
Kin Kwan Hui	50,000	May 29, 2012	$1,000
Kin Kwan Hui	40,000	July 18, 2012	$1,600
Chum Ming Chu	50,000	June 8, 2012	$1,000
Chuen Sun Leung	50,000	May 29, 2012	$1,000
Chi Ming Ng	50,000	May 30, 2012	$1,000
Chi Ming Ng	6,000	March 12, 2013	$3,600
Fuk Keung Lee	70,000	May 29, 2012	$1,400
Fuk Keung Lee	2,000	February 1, 2013	$1,200
Yum Leung Chong	30,000	June 5, 2012	$600
Yum Leung Chong	20,000	January 22, 2013	$12,000
Suk Lai Yeung	20,000	July 30, 2012	$800
Chi Chung Tang	20,000	July 19, 2012	$800
Wai Pan Wong	20,000	July 13, 2012	$800

		Stock Certificate	Investment
Shareholders	Shares Owned	Issuance Date	Amount
Yuk Chun Wong	20,000	July 23, 2012	$800
Hak Man Lam	10,000	February 4, 2013	$6,000
Wai Yin So	10,000	February 4, 2013	$6,000
Chun Wah Leung	2,000	February 4, 2013	$1,200
Man Yuen Gary Lai	12,000	February 4, 2013	$7,200
Yuk Lin Ho	12,000	February 4, 2013	$7,200
Lai Yung Yau	2,000	February 1, 2013	$1,200
Chin Pang Hui	4,000	February 1, 2013	$2,400
Wai Oi Kwong	4,000	April 16, 2013	$2,400
Wai Hung Chu	80,000	February 12, 2013	$48,000
Man Ho Gavin Lai	42,000	February 4, 2013	$25,200
Tuen Chung Wong	10,000	January 2, 2013	$6,000
Cheung Yue Tsang	4,000	February 4, 2013	$2,400
Wing Kwong Chiu	20,000	March 6, 2013	$12,000
Fong Lai Wong	4,000	December 31, 2012	$2,400
Bik Chun Chiu	10,000	February 1, 2013	$6,000
Mau Wong Chan	4,000	January 2, 2013	$2,400
Chi Yung Fung	2,000	January 2, 2013	$1,200
Ka Wai Wan	2,000	January 2, 2013	$1,200
Kin Pong Tang	2,000	December 31, 2012	$1,200
Pui Ling Chow	2,000	December 31, 2012	$1,200
Yuan Hui Fan	2,000	March 5, 2013	$1,200
Wei Zhang	16,667	December 20, 2012	$10,000
Hui Juan Zhuang	2,000	January 4, 2013	$1,200
Tokuaki Dennis Wu	10,000	April 3, 2013	$6,000
Ngai Chau	2,000	May 3, 2013	$1,200
Fong Yin Chan	6,000	February 25, 2013	$3,600
Hoi Ching Chan	4,000	April 30, 2013	$2,400
Kam Fai Tang	6,000	March 27, 2013	$3,600
Siu Sing Tam	4,000	March 6, 2013	$2,400
Ip Chun Ho	6,000	March 26, 2013	$3,600
Tsan Man Siu	10,000	April 30, 2013	$6,000
Lun Woo	6,000	March 28, 2013	$3,600
Chu Woo	6,000	April 3, 2013	$3,600
Sui Chi Cheung	83,333	May 2, 2013	$50,000
Shu Wing Cheung	83,333	May 2, 2013	$50,000
Shu Ming Quinn Wong	4,000	April 9, 2013	$2,400
Lai Fun Li	10,000	April 9, 2013	$6,000
Cheung Pak Chi Cecilia	20,000	May 2, 2013	$12,000
Tai, Ka Lap	2,000	May 28, 2013	$1,200
Zhou, Zhi Zhong	2,000	April 23, 2013	$1,200
Wang, Qian	2,000	April 11, 2013	$1,200
Rao, Yuchen	2,000	April 12, 2013	$1,200
Wu, Chi Man	6,000	June 24, 2013	$3,600
Kan, Kah Yee Joni	10,000	May 28, 2013	$6,000

Item 16. Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement. Exhibit numbers correspond to the exhibit requirements of Regulation S-K.

Exhibit No.	Description
3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to our registration statement on Form S-1 (“the S-1”) filed on December 31, 2013)
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to the S-1)
5.1	Legal Opinion of Sanders Ortoli Vaughn-Flam Rosenstadt
9.1	Agreement Among the Shareholders of Royal Bakery Holdings, Inc., dated October 18, 2011 (incorporated by reference to Exhibit 9.1 to the S-1)
9.2	Amendment to Agreement Among the Shareholders of Royal Bakery Holdings, Inc., dated June 5, 2013 (incorporated by reference to Exhibit 9.2 to the S-1)
10.1	Sub-Franchisor Agreement with Egg Tart Café United Holdings, LLC, dated October 3, 2012 (incorporated by reference to Exhibit 10.1 to the S-1)
10.2	Amendment to Sub-Franchisor Agreement with Egg Tart Café United Holdings, LLC, dated July 10, 2013 (incorporated by reference to Exhibit 10.2 to the S-1)
10.3	Amendment to Sub-Franchisor Agreement with Egg Tart Café United Holdings, LLC, dated September 2013 (incorporated by reference to Exhibit 10.3 to the S-1)
10.4	Lease with Majestic Productions of Peninsula LLC, dated January 1, 2013 (incorporated by reference to Exhibit 10.4 to the S-1)
10.5	Purchase agreement with Majestic Production of Peninsula LLC, dated September 1, 2013 (incorporated by reference to Exhibit 10.5 to the S-1)
10.6
Consulting Agreement, dated March 18, 2014, with 1186 Limited (incorporated by reference to Exhibit 10.6 to our amendment no.1 to registration statement on Form S-1 (“the S-1/A No.1”) filed on April 24, 2014)

10.7	Amendment to Sub-Franchisor Agreement with Egg Tart Café United Holdings, LLC, dated April 11, 2014 (incorporated by reference to Exhibit 10.7 to the S-1/A No.1)
10.8	Amendment to Purchase Agreement with Majestic Production of Peninsula LLC, dated March 20, 2014 (incorporated by reference to Exhibit 10.7 to the S-1/A No.1)
10.9
Amendment to lease with Majestic Production of Peninsula LLC, dated March 1, 2014 (incorporated by reference to Exhibit 10.9 to our amendment no. 2 to registration statement on Form S-1 (“the S-1/A No.2”) filed on July 2, 2014)

21	Subsidiary of the Company (incorporated by reference to Exhibit 21 to the S-1)
23.1	Consent of Cowan, Gunteski & Co., P.A.
23.2	Consent of Sanders Ortoli Vaughn-Flam Rosenstadt LLP (included in Exhibit 5.1)
24	Power of Attorney (included on signature page of this Registration Statement)

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide certificates in such denominations and registered in such names as required by the purchasers to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Not applicable.

(5) That for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Not applicable.

(ii)
Each prospectus filed pursuant to Rule 424(b) as part of this registration statement, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

(i)
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(v)
The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Belmont, State of California, on September 3, 2014.

ROYAL BAKERY HOLDINGS, INC.

By:	/s/ Tommy Cheung
Name:	Tommy Cheung
Title:	Chairman & CEO (Principal Executive Officer)

By:	/s/ Winnie Sze Wing Cheung
Name	Winnie Sze Wing Cheung
Title:	CFO (Principal Financial Officer and Principal Accounting Officer)

By:	/s/ Nikki Ma
Name	Nikki Ma
Title:	Secretary, COO

 Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Tommy Cheung	By:	/s/ Nikki Ma
Name:	Tommy Cheung	Name:	Nikki Ma
Title:	Director, Chairman, CEO (Principal Executive Officer)	Title:	Director, Secretary, COO
Date:	September 3, 2014	Date:	September 3, 2014

By:	/s/ Winnie Sze Wing Cheung
Name:	Winnie Sze Wing Cheung
Title:	Director, CFO (Principal Financial Officer and Principal Accounting Officer)
Date:	September 3, 2014